UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

TRADINGS.NET, INC.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Danny Yakoel
President
1350 Broadway, Suite 1004
New York, New York 10018
(212) 947-3220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3140	**13-4055457**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Copies to:
Andrea Cataneo, Esq.
Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
(212) 930-9700
(212) 930-9724 (fax)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART 1 - NOTIFICATION

Item 1. Significant Parties

(a) The issuer's directors:

	Business Address	Residential Address
Danny Yakoel	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(b) The issuer's officers:

	Business Address	Residential Address
Danny Yakoel President	1350 Broadway Suite 1004 New York, NY 10018	236 N. Lincoln Avenue Elberon, NJ 07740
Haim Mizrahi Secretary and Treasurer	1350 Broadway Suite 1004 New York, NY 10018	1248 East 23rd Street Brooklyn, NY 11210

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

	Shares	Percentage
Underwriters Annuity Services, Ltd. 35 Barrack Road Belize City, Belize	360,000	16.2
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2
Loxen Trading Company B.V.I. c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC	136,250	6.1

115 Broadway New York, NY 10006		
Samuel Nahum c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

Danny Yakoel
236 North Lincoln Avenue
Elberon NJ 07740

Robert Klein
1350 Broadway
New York, NY 10018

(g) Affiliates of the issuer: See responses above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006
Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in New York and New Jersey, but we have not registered the securities being sold in the offering in these states. All such offerings will be made by one of our officers and/or directors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Tradings.Net, Inc.

(2) The title and amount of securities of securities issued: None

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: Not applicable

(4) The names and identities of the persons to whom the securities were issued:

Not applicable

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: Not applicable

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 28, 2007

Item 1. Cover Page

PRELIMINARY OFFERING CIRCULAR
TRADINGS.NET, INC.
1350 Broadway, Suite 1004
New York, New York 10018

12,000,000 SHARES OF COMMON STOCK

This offering circular relates to the sale of 12,000,000 shares of our common stock, par value $0.001 per share by the management of Tradings.Net, Inc. at a price of $0.30 per share. We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the effective date, which may be extended for an additional 90 days if we choose to do so. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. If our shares become quoted on the Pinksheets, sales will be made at prevailing market prices or privately negotiated prices.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is ________, 2007.

Item 2. Distribution Spread

	Price to public	Underwriting discounts/commissions	Proceeds to Company
Per Share Offering Price	$0.30	$0.0	$0.30

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Tradings.Net," the "Company," "us," and "our" refer to Tradings.Net, Inc.

TRADINGS.NET, INC.

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand names "Noel Collection," "Canal" and "Stevie Miz" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the Pinksheets upon the effectiveness of this offering circular.

We are registering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the year ended December 31, 2006, we generated $3,015,947 in revenue and a net loss of $175,823.

Our executive offices are located at 1350 Broadway, Suite 1004, New York, New York 10018, and our telephone number is (212) 947-3220. We are a Nevada corporation.

The Offering

Common stock outstanding before the offering......................	2,227,000 shares
Common stock being offered..	Up to 12,000,000 shares
Common stock to be outstanding after the offering................ if all the offered shares are sold	14,227,000 shares
Use of proceeds..	If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $3,600,000. We intend to use these proceeds for (a) up to $1,500,000 for investment in inventory; (b) up to $400,000 for sales, marketing and promotion in the private label and traditional stock sales divisions; (c) up to $350,000 for our website development and expansion; (d) up to $270,000 for legal, auditing and transfer agent fees; (e) up to $360,000 for pay down of short terms debt;

and (f) up to $720,000 for working capital.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Financial Results

If We Are Unable To Obtain Additional Funding, Our Business Operations Will Be Harmed. Even If We Do Obtain Additional Financing Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to obtain all required equipment and resources to operate an online wholesale shoe business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $2,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We May Not Be Able To Raise Sufficient Capital Or Generate Adequate Revenue To Meet Our Obligations And Fund Our Operating Expenses.

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern.

Risks Related To Our Business

We May Not Be Able To Compete With Current And Potential Online Wholesale Shoe Companies, Some Of Whom Have Greater Resources And Experience Than We Do.

The online shoe market is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

We Will Need To Raise Additional Equity Or Debt Financing In The Future.

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

We May Be Unable To Manage Our Growth Or Implement Our Expansion Strategy.

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

We Are Controlled By Current Officers, Directors And Principal Stockholders.

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 12.1% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Our Success Is Contingent On Our Ability To Anticipate Trends In The Fashion Industry And The Cyclical Nature Of The Fashion Industry.

Our success will depend in significant part upon its ability to anticipate and respond to product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that our products will correspond to the changes in taste and demand or that we will be able to successfully market products that respond to such trends. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. In addition, misjudgments in merchandise selection could adversely affect our image with our customers resulting in lower sales and increased markdown allowances for customers which could have a material adverse effect on our business, financial condition and results of operations.

The industry in which we operate is cyclical, with purchases tending to decline during recessionary periods when disposable income is low. Purchases of contemporary shoes and accessories tend to decline during recessionary periods and also may decline at other times. In recent years we have had a difficult retail environment due in part to the warm weather conditions during the winter seasons in 2005 and 2006, which effected our fur and fur-lined boot sales, and in part due to the fact that some of our best-selling shoe concepts from 2003 and 2004 were copied and sold for a lower price by competitors during 2005 and 2006. However, we have still been able to maintain our growth, but there can be no assurance that we will be able to maintain our historical rate of growth in revenues and earnings, or remain profitable in the future. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer-spending habits and have a material adverse effect on our business, financial condition and results of operations.

Our Operations May Be Harmed If We Are Unable To Manage Our Inventory Properly.

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

We Are Subject To Risks Related To Extending Credit To Our Customers And If Our Customers Are Unable To Pay Us Amounts Due It Could Have An Impact On Our Operations.

Our customers consist principally of department stores and specialty stores, including shoe boutiques. Certain of our department store customers, including some under common ownership, account for significant portions of our business.

We generally enter into a number of purchase order commitments with our customers for each of our lines every season and do not enter into long-term agreements with any of our customers. Therefore, a decision by one of our significant customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or to change its manner of doing business could have a material adverse effect on our business, financial condition and results of operations. We sell our products primarily to retail stores across the United States and extend credit based on an evaluation of each customer's financial condition, usually without collateral. Various retailers, including some of our customers, have experienced financial difficulties in the past few years which increase the risk of extending credit to such retailers, our losses due to bad debts. Financial difficulties of a customer could cause us to curtail business with such customer or require us to assume more credit risk relating to such customer's account receivable.

We Rely On Foreign Manufacturers For Productions Of Shoes And Any Interruptions Could Disrupt Our Ability To Fill Customer Orders And Have A Material Impact On Our Ability To Operate.

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Our imported products are also subject to United States custom duties. The United States and the countries in which our products are produced or sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due To The High Level Of Competition In The Footwear Industry We Might Fail TO Compete Effectively, Which Would Harm Our Financial Condition And Operating Results.

The fashion footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of fashion footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

Fluctuation In Foreign Currency Could Have A Material Adverse Impact On Our Operations.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Our Securities

This Offering Is Being Made On A "Best Efforts, No Minimum Basis "With No Escrow Account And So That We Will Receive All Proceeds From Sales Even If We Do Not Sell All Of The Shares Offered Hereby.

We are making this offering on a "best efforts basis," and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our Failure To Sell All Of The Shares Offered Hereby Could Have A Material Adverse Effect On Our Business Plan.

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

If You Purchase Shares In This Offering, You Will Experience Immediate And Substantial Dilution.

The $0.30 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

There Is Currently No Public Market For Our Common Stock. Failure To Develop Or Maintain A Trading Market Could Negatively Affect The Value Of Our Shares And Make It Difficult Or Impossible For You To Sell Your Shares.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the Pinksheets, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the Pinksheets, the Pinksheets provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Offering

We are offering up to a total of 12,000,000 shares of common stock on a best efforts basis. The offering price is $0.30 per share. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 12,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and "good funds" are received in our account.

We will sell the shares in this offering in the states of New York and New Jersey through Danny Yakoel our President and one of our directors and through Robert Klien our Director of Business Development. The foregoing individuals will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We have no intention of inviting broker-dealer participation in this offering.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

Offering Period and Expiration Date

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Tradings.Net, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If we sell shares of our common stock under this registration statement in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales. Any person who purchases shares of our common stock from a selling security holder under this registration statement who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

Item 5. Use of Proceeds

USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures.

	0%	5%	10%	25%	50%	75%	100%

Gross Offering Proceeds	0	180,000	360,000	900,000	1,800,000	2,700,000	3,600,000
Less Offering Expenses:							
Legal Fees	57,000	57,000	57,000	57,000	57,000	57,000	57,000
Accounting Fees	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Printing Fees	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Net Offering Proceeds	**(87,000)**	**93,000**	**273,000**	**813,000**	**1,713,000**	**2,613,000**	**3,513,000**
Use of New Offering Proceeds							
Investment in inventory	0	27,000	106,000	316,000	790,000	1,185,000	1,580,000
Sales, marketing and promotion in the private label and traditional stock sales divisions	0	23,000	51,000	191,000	212,000	318,000	423,000
Website development and expansion	0	27,000	29,000	103,000	183,000	255,000	370,000
Pay down of short terms debt	0	0	44,000	97,000	147,000	285,000	380,000
Working capital	0	16,000	43,000	106,000	381,000	570,000	760,000

Item 6. Description of Business

BUSINESS

Organizational History

We were incorporated in the State of Nevada on April 16, 1999 and amended our Articles of Incorporation on August 1, 2000 so that we could (1) change the number of shares we were authorized to issue, (2) allow for the number of directors to be increased or decreased from time to time, and (3) specify certain acts that the company's officers and directors shall be liable for, notwithstanding the General Corporation Law of the State of Nevada.

Overview of Business

We are engaged in the design, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com. While we do not own or operate any manufacturing facilities we outsource the manufacture of our products through independently owned manufacturers.

Our operations are comprised of three distinct divisions (i) the private label sales division supplies made-to-order wholesale shoes with our customer's label and specifications, (ii) the traditional stock sales division supplies in-stock styles manufactured under our brand manufactured under our brand names "Noel Collection" and "Canal" and (iii) the internet sales division sells shoes globally to every type of wholesale purchaser.

Private Label Sales

Our private label sales division was formed to produce made-to-order wholesale shoes with our customer's label and specifications. The operations of this division services specialty stores, boutiques and chain stores in connection with their procurement of private label shoes. We arrange for shoe manufacturers to produce private label shoes to the specifications of our clients. We believe that by operating in the private label, specialty store market, we are able to maximize additional non-branded sales opportunities, which leverages our overall sourcing and design capabilities. Currently, this division serves as a private label producer for Steve Madden and Nordstrom, among others and generated net sales of $400,000 for the year ended December 31, 2006.

Traditional Stock Sales

Our traditional stock sales division designs, produces, sources, sells and markets our "Noel Collection" and "Canal" brands to major department stores and shoe stores throughout the United States. To serve our customers we create and market fashion forward footwear designed to appeal to customers seeking exciting, new footwear designs at affordable prices. Currently, this division supplies Bakers, Nine West and TJ Maxx department stores and show stores with its branded footwear and generated net sales of $700,000 for the year ended December 31, 2006.

Internet Sales

Although the online footwear industry has developed since the early nineties, along with all retail operations over the internet, this is primarily true of the consumer-oriented market. However, the business-to-business industry continues to primarily interact in traditional arenas. Our internet sales division not only provides our internet presence for the wholesale sale of footwear, through our website www.shoenet.com , but provides a full service website where we provide assistance to our wholesale customers in assisting with their retail operations by giving advice on how to operate a retail shoe concession or store and by providing a wide variety of the latest foot wear fashions and trends. Although many of our competitors also have an internet presence, they are usually provided solely for information services, but don't offer the full-service pricing, ordering and interactivity found on www.shoenet.com. Currently, this division has approximately 4,000 customers and receives approximately 200,000 hits a day and generated net sales of $1,900,000 for the year ended December 31, 2006.

Product Sourcing and Distribution

We source each of our product lines separately based on the individual design, styling and quality specifications of the products in such product lines. We do not own or operate manufacturing facilities; rather, we source the manufacture of our products through the following four independently owned manufacturers throughout the Far East: Ex-Cell Fashion Inc. in Taiwan, U.S. Paradox International Footwear Ltd. in Shenzhen, China, Summer Rio in Chengdu, China and Top Footwear in Shantou, China. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in our footwear are available from a number of sources, both within the United States and in foreign countries.

Our design and distribution processes are intended to be flexible, allowing us to maintain less inventory, and thereby lower overhead costs, but still be able to respond to and accommodate changing consumer demands. Our production staff tracks warehouse inventory on a regular basis, monitors sell-through data and incorporates input on product demand from wholesale customers.

We sell to retail and wholesale shoe sellers throughout the United States, Europe, Africa, Canada, Mexico and the United Kingdom. In order to deliver our products to our customers our shoes are distributed from three warehouses, one located in Santa Fe Springs, California, one located in Commerce, California and one located in Sayerville, New Jersey. All warehouses were selected for their strategic positions near ports, suppliers, and customers. We pay industry-competitive storage and handling rates on a monthly basis at all three warehouses and warehouse personnel receive and carry-out our instructions daily on inbound product receipts as well outbound customer shipments. We have no agreements with these warehouse and our costs vary on a monthly basis according to busy and slow seasons. At the warehouse in Santa Fe Springs, California we incurred average monthly costs of $5,000 during the 2006 fiscal year, with maximum monthly cost of $8,000 in busy seasons, and minimum monthly costs of $3,000 in slow seasons. At the warehouse in Sayerville, New Jersey we incurred average monthly costs of $1,000 during the 2006 fiscal year, with maximum monthly cost of $2,000 in busy seasons, and minimum monthly costs of $400 in slow seasons. At the warehouse in Commerce, California (EDS, Inc.) we incurred average monthly costs of $2,000 during the 2006 fiscal year, with maximum monthly cost of $4,000 in busy seasons, and minimum monthly costs of $200 in slow seasons.

Competition

The fashion footwear industry is highly competitive. Our competitors include specialty shoe companies, companies with diversified footwear product lines and other internet-based shoe wholesalers. Many of these competitors, including Steve Madden, Diesel, Kenneth Cole, Nine West, DKNY, Skechers, Nike and Guess, may have greater financial and other resources than we do. We believe that effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and we intend to continue to employ these elements as we develop our products.

Marketing and Sales

While we intend to utilize traditional marketing outlets, such as advertisements in industry magazines, mass media and utilizing a sales force, our overall marketing strategy is to rapidly attract new customers and increase revenues by utilizing the internet and focus on our the provision of our internet services. Our marketing strategy includes search engine marketing, which provides a link to our website, www.shoenet.com, when a user utilizes certain search terms. We are currently linked to a number of search engines including Google, Yahoo, MSN, Excite and AOL. We have also registered various strategically-selected domain names, which automatically direct potential customers to our primary website. Lastly, we have also utilized e-mail promotions by sending advertisements to targeted mailing lists.

Intellectual Property

We have no patents or trademarks, but we have registered the following domain names: www.shoenet1.com, www.shoetec.com, www.importshoes.com, www.exportshoes.com, www.shoebay.net and www. dealadayshoes.com, which we registered with domain name registrars accredited by the Internet Corporation for Assigned Names and Numbers (ICANN).

Government Regulation

In connection with the manufacturing, importation and distribution of our products internationally, the industry may in the future be subject to regulations by various governmental authorities. Such regulations could affect the manner in which we perform services. However, we are not aware of any existing or probable governmental regulations that may have a material effect on the normal operations of our business. There also are no relevant laws that require compliance by us that may have a material effect on the normal operations of the business.

EMPLOYEES

As of June 28, 2007 we had 12 full time employees. We have not experienced any work stoppages and we consider relations with our employees to be good.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

The information in this Offering Circular contains forward-looking statements. All statements other than statements of historical fact made in this Offering Circular are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

We were formed and incorporated in the state of Nevada on April 16, 1999. We are engaged in the design, production, importation and distribution of footwear for men and women, through specialty stores, boutiques and small chains stores, through large retailers and through our website www.shoenet.com.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth, however, will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale-down our expansion plans.

Liquidity and Capital Resources

Capital for our development has been provided by our founding shareholders and short-term loans from related parties. In 2006 we had negative cash flow of $184,818. This shortfall was financed by borrowing an aggregate of $300,000 in short-term loans from two parties. One note, dated August 15, 2006, with a principal amount of $200,000 has a maturity date of August 15, 2007 and an interest rate of 15%, payable quarterly. The other note, dated November 15, 2006, with a principal amount of $100,000 has a maturity date of November 15, 2007 and an interest rate of 15%, payable quarterly. The capital has been or will be used to fund acquisition of inventory and operating expenses.

Stockholders' equity totaled $415,564 on December 31, 2006, and working capital was $383,955. We need to continue to raise funds through various financings to maintain operations until such time as cash generated by operations is sufficient to meet its operational and capital requirements. We currently intend to utilize bank credit lines, additional short term loans and factoring of inventory and receivables in order to provide us with funds for our current operational and capital requirements. There can be no assurance that we will achieve profitable operations. There can be no assurance that we will be able to secure additional financing, or that such financing will be available on favorable terms.

If we cannot obtain the funding we need for normal operations and growth plans, we will modify our business model from one of a full service shoe wholesaler that fills orders immediately from well-represented inventory, to one of a shoe broker that advertises styles of other wholesalers on our internet site, then fill customer demands by ordering and re-shipping stock as needed by hard orders. In the Private Label division we will seek business transactions where we act as an agent for retailers in the areas of manufacturing control, import coordination and domestic shipment to stores. These strategies will dramatically reduce working capital requirements, while possibly providing for margins adequate to make satisfactory contributions to overhead. Of course margins under these alternate strategies will be considerably less than current margins.

In the year ended December 31, 2000, the founding shareholders, Danny Yakoel and Haim Mizrahi, provided $25,000 in capital, in addition to making short-term loans to fund initial operations; Ahmid Majjid (an acquaintance of Haim Mizrahi's attorney) provided $13,200 in capital; Focus Investment Group, Jacob Hecker, Helen Koppel, Robert Rimberg, Nahum Samual and Cheryl Steinberg (all acquaintances or relatives of Danny Yakoel) provided an aggregate of $222,500 in capital; Gary Greenstein (Haim Mizrahi's attorney) provided $85,800 in capital; Bassie Horwitz and Meir Horwitz (both acquaintances of Haim Mizrahi) provided $75,000 in capital; David Mizrahi (Haim Mizrahi's son) provided $25,000 in capital; Barry Shuman (a business associate of Danny Yakoel provided $20,000 in capital.

Plan of Operation and Financing Needs

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our Traditional Stock and Private Label divisions' sales through investments in compelling inventory, increasing marketing and promotion of our shoe brands, and creating a professional sales team; and (2) increasing our Internet Sales division through development and expansion of our Internet presence and partnerships.

Results of Operations

Years Ended December 31, 2006 and December 31, 2005

Total Net Sales for the twelve month periods ended December 31, 2006 and December 31, 2005 were $3,015,947 and $3,832,281 respectively, a 21% decrease. Total Gross profit for the same periods was 1,110,825 (2006) and $1,170,989 (2005), a 5% decrease. We experienced a Net Loss of $175,823 in 2006 versus a Net Profit After Tax of $20,404 in 2005.

The sales declines were restricted to our Traditional Stock and Private Label Divisions. The Traditional Stock and Private Label Divisions combined experienced a decline in Net Sales of $1,700,044 (from $2,801,052 in 2005 to $1,101,008 in 2006), with a corresponding decline in Gross Profit of $312,688 (from $627,071 in 2005 to $314,383 in 2006). However, in the fourth quarter of 2006 the Private Label sales division completed some large orders causing higher-than-expected receivables.

Our Internet Sales division, on the other hand, experienced substantial growth in Net Sales and Gross Profit. Approximate Internet sales in 2006 increased $883,710, or 86%, (from $1,031,229 in 2005 to $1,914,939 in 2006). Internet Gross Profit in 2006 increased $252,524, or 46%, (from 543,918 in 2005 to 796,442 in 2006).

General and Administrative Expense for the annual period ended December 31, 2006 was $1,220,464 as compared to $1,094,348 for the comparable period in 2005, or a 12% increase. Primary components of the increase include employee and shipping costs as our business shifted from relatively few bulk wholesale shipments in the Traditional Stock and Private Label Divisions, to many small, customer-service sensitive, shipments in the Internet Division.

As discussed, our Traditional Stock and Private Label divisions experienced sales declines, while the Internet Sales division experienced sales growth for the twelve month period ended December 31, 2006 as compared to the twelve month period ended December 31, 2005. Typically, Internet sales require substantially higher inventory levels as sufficient styles and colors must be carried to assure quick fulfillment of Internet orders as compared to the Private Label division, since it is a made-to-order business which requires little or no inventory. As our Internet sales have increased over the 2006 and 2005 fiscal years, we therefore made inventory management decisions to carry higher stocks to assure high-level Internet customer service and repeat sales. This resulted in an increased rate of inventory levels that did not correspond to a similar increase in sales.

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Accounts Receivable - We consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents - For purposes of the Statement of Cash Flows, we consider all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes - We account for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs - We expense advertising costs as incurred.

Inventories - Inventories are stated at the lower of cost or market using first in, first out (FIFO).

Recent Accounting Pronouncements

On February 16, 2006 the FASH issued SPAS 155, "Accounting for Certain Hybrid Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SPAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.'[1] SFAS 155 allows financial allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In March 2006, the PASS issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to PASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The Company does not expect its adoption of this new standard to have a material impact on its financial position, results of operations or cash flows.

In September 2006 the Financial Account Standards Board (the "FASB") issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability iii its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net 'assets of a nor-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the 'fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Item 7. Description of Property

FACILITIES

We lease our main office which is located at 1350 Broadway, Suite 1004, New York, New York 10018, from 1350 Broadway Associates, c/o Helmsley-Spear, Inc. Agents. The lease has a term of 60 months, which began on November 1, 2003 and expires on October 31, 2008. We currently pay rent and related costs of approximately $6,500.

We are not dependent on a specific location for the operation of our business.

Item 8. Directors, Executive Officers and Significant Employees

Our executive officers and directors and their respective ages and positions as of June 28, 2007 are as follows:

Name	Age	Position
Danny Yakoel	60	President and Director
Haim Mizrahi	49	Secretary, Treasurer and Director

Executive Biographies

Danny Yakoel, President and Director - Mr. Yakoel has been our President and Director since April 1999.

Haim Mizrahi, Secretary, Treasurer and Director - Mr. Mizrahi has been our Secretary, Treasurer and Director since April 1999.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

Item 9. Remuneration of Directors and Officers

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers who earned more than $100,000 per year at the end of the last completed fiscal year. We refer to all of these officers collectively as our "named executive officers."

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensatio n ($)	Total ($)
Danny Yakoel	2005	69,000	0	0	0	0	0	17,000	86,000
President	2006	69,000	0	0	0	0	0	17,000	86,000

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

Directors Compensation

The directors of our company do not presently receive compensation for their services as members of the Board. We are in the process of developing a compensation policy for our directors.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 28, 2007 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Prior to Offering as a Percent of Total	Post-Offering as a Percent of Total Assuming all Shares Offered are Sold
Haim Mizrahi 1248 East 23rd Street Brooklyn NY 11210	175,000	7.9%	1.5%
Danny Yakoel 236 North Lincoln Avenue Elberon NJ 07740	140,000	6.3%	1.2%
Underwriters Annuity Services, Ltd. 35 Barrack Road Belize City, Belize	360,000	16.2%	3.0%
Daniel Bensoul 1053 Adams Street Hollywood FL 33019	250,000	11.2%	2.1%
Loxen Trading Company B.V.I. c/o Gary Greenstein, Esq. 1034 East 31st Street Brooklyn, NY 11210	250,000	11.2%	2.1%
Cheryl Steinberg c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Helen Koppel c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Jacob Hekker c/o Goldberg Rimberg & Friedlander PLLC 115 Broadway New York, NY 10006	136,250	6.1%	1.1%
Samuel Nahum c/o Goldberg Rimberg &	136,250	6.1%	1.1%

Friedlander PLLC 115 Broadway New York, NY 10006			
All Executive Officers and Directors as a Group (2 persons)	315,000	14.2%	2.2%

Item 11. Interest of Management and Others in Certain Transactions

Mr. Mizrahi and Mr. Yakoel, our executive officers and directors, each own 50% of the outstanding equity of R&D Shoes, Ltd., a wholesale shoe company that sells shoes exclusively to Conway Stores, Inc. a discount retailer with stores in New York, New Jersey and Pennsylvania. We often sell inventory to R&D Shoes and sometimes purchase excess inventory from R&D Shoes. During 2006 we had an aggregate of $355,600 of sales to R&D Shoes and made an aggregate of $187,049 purchases. In addition, to date we had an aggregate of $206,593 of sales to R&D Shoes and made an aggregate of $36,156 purchases during the 2007 fiscal year.

From time to time our executive officers and shareholders and their families provide us with short-term loans to cover seasonal and other cash needs. In most cases these loans are repaid within a few months and in some cases balances are maintained at competitive interest rates. Since the beginning of the 2006 fiscal year to the date hereof, we have borrowed the following amounts from the following individuals:

- Danny Yakoel, our President - $45,000,
- Haim Mizrahi, our Treasurer – $8,000, and
- Gil Einhorn, son-in-law of Mr. Mizrahi - $20,000.

The foregoing loans were provided without interest and are intended to be repaid when we have sufficient cash flow.

Item 12. Securities Being Offered

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 28, 2007, we had 2,227,000 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our directors and officers against all claims and liability by reason of serving as a director or officer. We are required to reimburse all legal expenses incurred by any director or officer in connection with that proceeding. We are not, however, required to reimburse any legal expenses in connection with any proceeding if a determination is made that the director or officer did not act in good faith or in a manner reasonably believed to be in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Table of Contents

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006
(UNAUDITED)

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 20,535
Due from factor (Note 2)	303,373
Accounts receivable - Non Factored (Note 1)	290,418
Inventory (Note 1)	490,266
Loans and exchanges (Note 3)	197,856
Total current assets	1,302,448
Property and equipment, net (Note 1 and 4)	17,223
Other Assets:	
Security deposit	14,386
TOTAL ASSETS	$ 1,334,057

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 536,360
Bank credit line (Note 5)	82,133
Notes payable (Note 6)	300,000
Total current liabilities	918,493
Stockholders' Equity:	
Common stock (Note7)	22,270
Paid-in-Capital	433,330
Accumulated deficit	(40,036)
Total Stockholders' Equity	415,564
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,334,057

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Net sales	$	3,015,947
Cost of sales (Schedule 1)		1,905,122
Gross Profit		1,110,825
General and Administrative Expenses (Schedule 2)		1,220,464
Operating (Loss)		(109,639)
Other Income (Expenses):		
Interest expense		(54,905)
Net (Loss) before provision for income tax		(164,544)
Provision for income tax		11,279
Net (Loss)	$	(175,823)
Net loss per common share (basic & diluted)	$	(0.007895)
Weighted average of common shares outstanding		22,270,000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (175,823)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,790
Increase in accounts receivable	(81,150)
Increase in loans and exchanges	(197,856)
Increase in inventory	(118,976)
Increase in accounts payable	184,159
Net cash used by operating activities	(385,856)
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(4,751)
Net cash used in investment activities	(4,751)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Increase in due from factor	(144,469)
Increase in notes payable	300,000
Increase in bank credit line	82,133
Decrease in other notes payable	(31,875)
Net cash provided in financing activities	205,789
NET DECREASE IN CASH AND CASH EQUIVALENTS	(184,818)
CASH AND CASH EQUIVALENTS, January 1, 2006	205,353
CASH AND CASH EQUIVALENTS, December 31, 2006	$ 20,535

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2006	22,270,000	$ 22,270	$ 433,330	$ 135,787	$ 591,387
Net loss	-	-	-	(175,823)	(175,823)
Balance at December 31, 2006	22,270,000	$ 22,270	$ 433,330	$ (40,036)	$ 415,564

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements' judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2006 there were no material differences that required deferred tax asset or liability.

Advertising Costs:

The company expenses advertising costs as incurred.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet as receivable at December 31, 2005, are account balances totaling $303,373 of uncollected receivables transferred to Merchant Factors Corp.

3. LOANS AND EXCHANGES

Loans and exchanges at December 31, 2006 consisted of amounts advanced to employees, vendors and other parties. The loans are unsecured, bare no interest and due on demand.

4. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2006 property and equipment consists of the following:

Office and computer equipment	$ 45,155
Website development costs	7,515
	52,670
Less accumulated depreciation	35,447
	$ 17,223

5. BANK CREDIT LINE

The company has a line of credit with Bank of America for $90,000. Interest is payable at a variable rate which was 12.25% at December 31, 2006. As of December 31, 2006 the amount due on the credit line was $82,133.

6. NOTES PAYABLE

The company obtained short-term financing in the amount of $300,000 in return of a promissory note. The note bears interest at a rate of 15% per annum. Interest only is payable quarterly with a final payment of interest and principal on August 15, 2007.

7. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2006 there were 22,270,000 shares issued and outstanding.

8. PREFERRED STOCK

The Company has authorized the issuance of 10,000,000 preferred shares. At December 31, 2006 no preferred shares were issued.

9. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

10. OPERATING LEASE

The Company leases it's offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,872 for the year ended December 31, 2006. The lease agreement requires the Company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2006 were as follows:

Year Ending December 31,	Amount
2007	$ 56,173
2008	46,811
Total	$102,984

11. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$54,905
Cash payments for taxes	$11,279

13. GOING CONCERN

The company has sustained a loss and negative cash flows from operations. Since its inception the company has been funded through private equity and private loans. The company believes that it currently has sufficient cash to meet its funding requirements over the next year.

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	371,290
Purchases		1,784,023
Freight, customs and duty		240,075
		2,395,388
Inventory - Ending		490,266
Total cost of sales	$	1,905,122

Schedule 2 - General and Administrative Expenses

Salaries	$	241,685
Payroll taxes		38,541
Employee benefits		48,142
Commissions		161,473
Consulting		52,620
Advertising and promotions		17,466
Bank and credit card fees		52,614
Contributions		2,101
Computer expenses		14,960
Depreciation		3,790
Samples		3,531
Factoring charges		13,812
Insurance		3,567
Trade shows		19,318
Office expenses and miscellaneous		51,159
Postage and freight		214,268
Professional fees		26,425
Rent		109,872
Payroll processing		6,049
Telephone		23,002
Utilities		7,424
Travel and entertainment		17,268
Warehouse		91,377
Total General and Administrative Expenses	$	1,220,464

TRADINGS.NET, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005
(UNAUDITED)

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	205,353
Due from factor (Note 3)		158,904
Accounts receivable - Non Factored (Note 1)		209,268
Inventory (Note 1)		371,290
Total current assets		944,815
Property and equipment, net (Note 1 and 2)		16,262
Other Assets:		
Security deposit		14,386
TOTAL ASSETS	$	975,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	352,201
Other notes payable (Note 4)		31,875
Total current liabilities		384,076
Stockholders' Equity:		
Common stock (Note 5)		22,270
Paid-in-Capital		433,330
Retained earnings		135,787
Total Stockholders' Equity		591,387
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	975,463

TRADINGS.NET, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Net sales	$	3,832,281
Cost of sales (Schedule 1)		2,661,292
Gross Profit		1,170,989
General and Administrative Expenses (Schedule 2)		1,094,348
Operating Profit		76,641
Other Income (Expenses):		
Interest expense		(53,291)
Net Income before provision for income tax		23,350
Provision for income tax		2,946
Net Income		20,404
Net income per common share (basic & diluted)	$	0.000916
Weighted average of common shares outstanding		22,270.000

TRADINGS.NET, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 20,404
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	8,819
Decrease in accounts receivable	48,941
Increase in inventory	(239,548)
Decrease in loans and exchanges	18,337
Increase in accounts payable	300,317
Net cash provided by operating activities	157,270
CASH FLOWS FROM (USED) IN INVESTMENT ACTIVITIES:	
Purchase of property and equipment	(11,681)
Net cash used in investment activities	(11,681)
CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES:	
Decreae in due from factor	34,099
Decrease in other notes payable	(63,312)
Net cash used in financing activities	(29,213)
NET INCREASE IN CASH AND CASH EQUIVALENTS	116,376
CASH AND CASH EQUIVALENTS, January 1, 2005	88,977
CASH AND CASH EQUIVALENTS, December 31, 2005	$ 205,353

TRADINGS.NET, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Retained Earning	Total
Balance at January 1, 2005	22,270,000	$ 22,270	$ 433,330	$ 115,383	$ 570,983
Net income	-	-	-	20,404	20,404
Balance at December 31, 2005	22,270,000	$ 22,270	$ 433,330	$ 135,787	$ 591,387

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Tradings.net, Inc. (The Company) was incorporated under the laws of the state of Nevada on April 16, 1999. The Company is engaged in the wholesale distribution of shoes through the internet and other traditional venues from its location in New York City.

Revenue Recognition:

For revenue from product sales, the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on managements's judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Accounts Receivable:

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful account is required. If it is probable accounts are uncollectible, they are charged to operations and an allowance is established when that determination is made.

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures accordingly. Actual results could differ from these estimates

Cash Equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instrument purchases with a maturity time of three months or less to be cash equivalents.

Income Taxes:

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statements carrying amounts and the tax basis of existing assets and liabilities. During the period ended December 31, 2005 there were no material differences that required deferred tax asset or liability.

Inventories

Inventories are stated at the lower of cost or market using first in, first out (FIFO) method of valuation.

2. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. As of December 31, 2005 property and equipment consists of the following:

Office and computer equipment	$	40,404
Website development costs		7,515
		47,919
Less accumulated depreciation		31,657
	$	16,262

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

3. DUE FROM FACTOR

On March 5, 2004 the Company entered into a factoring agreement with Merchant Factors Corp., which provides for the factoring of approved receivables. The factoring agreement contains an 80% advance provision against receivables. The Company has the right and is obligated, to repurchase transferred receivable under the agreement and, therefore, the transaction does not qualify as a sale under the terms of FASB Statement of Financial Accounting Standards No.140. *Accounting for transfer and servicing of financial assets and extinguishments of liabilities.* Included in the balance sheet at December 31, 2005, are account balances totaling $631,329 of uncollected receivables transferred to Merchant Factors Corp.

4. OTHER NOTES PAYABLE

The note payable at December 31, 2005 consisted of notes payable to a stockholder and other related parties and vendors. The Notes are unsecured and due on demand.

5. COMMON STOCK

The Company has authorized the issuance of 50,000,000 shares. At December 31, 2005 there were 22,270,000 shares issued and outstanding.

6. PREFERRED STOCK

The Company has authorized the issuance of 500,000, preferred shares. At December 31, 2005 no preferred shares were issued.

7. OPERATING LEASE

The company leases its offices under an operating lease that expires October 31, 2008. Rent expense under this lease was $64,004 for the year ended December 31, 2005.

The lease agreement requires the company to pay real estate taxes and insurance on the space each year.

Minimum future lease payments required under the operating lease agreement as of December 31, 2005 were as follows:

Year Ending December 31,	Amount
2006	$ 56,173
2007	56,173
2008	46,811
Total	$159,157

TRADINGS.NET, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(UNAUDITED)

8. INCOME TAX

The company has adopted Financial Accounting Standards No. 109, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

9. CONCENTRATION OF RISK

The Company maintains cash in deposit accounts in federally insured banks. At times, the balance in the accounts may be in excess of federally insured limits.

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$47,784
Cash payments for taxes	$ 2,946

TRADINGS.NET, INC.
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

Schedule 1 - Cost of Goods Sold

Inventory - Beginning	$	131,742
Purchases		2,459,797
Freight, customs and duty		441,043
		3,032,582
Inventory - Ending		371,290
Total cost of sales	$	2,661,292

Schedule 2 - General and Administrative Expenses

Salaries	$	302,110
Payroll taxes		25,596
Commissions		139,958
Advertising and promotions		4,104
Bank and credit card fees		30,703
Contributions		3,434
Computer expenses		11,734
Depreciation		8,819
Samples		19,761
Factoring charges		34,208
Insurance		51,123
Trade shows		20,366
Office expenses and miscellaneous		30,449
Postage and freight		152,187
Professional fees		33,711
Rent		123,394
Payroll processing		2,652
Telephone		23,729
Travel and entertainment		34,797
Utilities		2,002
Warehouse		39,511
Total General and Administrative Expenses	$	1,094,348

PART III - EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation **
2.2	Articles of Amendment to Articles of Incorporation filed April 27, 2001**
2.3	Articles of Amendment to Articles of Incorporation filed April 25, 2002**
2.4	Certificate of Correction filed April 30, 2002**
2.5	By-Laws **
3.1	Form of Common Stock Certificate **
4.1	Form of Subscription Agreement ***
6.1	Agreement of Lease, dated November 1, 2003, by and between 1350 Broadway Associates and Tradins.Net, Inc.*
10.1	Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1)
11.1	Opinion of Sichenzia Ross Friedman Ference LLP **

* Filed herewith
** Previously file.
** To be filed by amendment

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on June 28, 2007.

TRADINGS.NET, INC.

By: ____________________
Danny Yakoel
President and Director
(Principal Executive Officer)

By: ____________________
Haim Mizrahi
Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Danny Yakoel	President and Director (Principal Executive Officer)	June 28, 2007
Haim Mizrahi	Secretary, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	June 28, 2007

Exhibit 6.1

AGREEMENT OF LEASE

<u>1350 BROADWAY ASSOCIATES</u>, Landlord

and

<u>TRADINGS.NET, INC.</u>

Premises: **<u>1350 BROADWAY</u>**
<u>SUITE 1004</u>
New York, New York

Date: As of **<u>NOVEMBER 1, 2003</u>**

7614

TABLE OF CONTENTS

LEASE made as of this 6TH of AUGUST between 1350 BROADWAY ASSOCIATES, C/O HELMSLEY-SPEAR,INC.AGENTS 60 E 42nd STREET, hereinafter referred to as "Landlord", and TRADINGS.NET, INC. with an address at 1225 BROADWAY, SUITE 302 NEW YORK, NY 10001 , hereinafter referred to as "Tenant".

WITNESSETH:

Landlord hereby leases to Tenant and Tenant hereby hires from Landlord those certain premises known as Room(s) 1004, described or outlined in red on Exhibit A annexed hereto and made part hereof (said premises are hereinafter referred to as the "demised premises" or the "premises") in the building known as 1350 BROADWAY ("the building") in the County of New York, City of New York, for a term to commence on the 1ST day of NOVEMBER 2003, and to expire on 31ST day of OCTOBER 2008 or until such term shall sooner end as herein provided, both dates inclusive, upon the terms and conditions hereinafter provided.

Landlord and Tenant covenant and agree:

1. PURPOSE

Tenant shall use and occupy the demised premises only for offices and showroom space for exhibition and sale at wholesale only **Showroom & office for the Sale, At Wholesale Only & Display of Shoes** relating to Tenant's business, and for no other purpose. Without limiting the generality of the foregoing, it is expressly understood that no portion of the demised premises shall be used as, by or for (a) retail operations of any retail or branch bank, trust company, a savings bank, industrial bank, savings and loan association, credit union or personal loan operation, or (b) a public stenographer or typist, (c) a barber shop, beauty shop, beauty parlor or shop, (d) a telephone or telegraph agency, (e) a telephone or secretarial service, (f) a messenger service, (g) a travel or tourist agency, (h) an employment agency, (i) a restaurant or bar, (j) a commercial document reproduction or offset printing service, (k) a public vending machines, (l) a retail, wholesale or discount shop for sale of books, magazines, audio or video tapes, CD ROM, DVD ROM or other devices for the recording or transmitting of audio or visual signals, images, music or speech, electronic equipment and accessories or any other merchandise, (m) a retail service shop, (n) a labor union, (o) a school or classroom, (p) a governmental or *quasi*-governmental bureau, department or agency, including an autonomous governmental corporation, embassy or consular office of any country or other *quasi*-autonomous or sovereign organization, (q) an advertising agency, (r) a firm whose principal business is real estate brokerage, (s) a company engaged in the business of renting office or desk space, (t) any person, organization, association, corporation, company, partnership entity or other agency immune from service or suit in the courts of the State of New York or the assets of which may be exempt from execution by Landlord in any action for damages, (u) manufacturing or (v) retail sales. Tenant shall not affix any sign to any window or exterior surface of the demised premises nor install or place any sign within the demised premises that may be seen from the outside.

2. RENT

Tenant agrees to pay as rent herein provided at the office of Landlord or such other place as Landlord may designate, payable in United States legal tender by good and sufficient check drawn on a bank having a branch in the Borough of Manhattan, City of New York, and without any notice (except as specifically set forth herein), set off or deduction whatsoever, each of the types of rent set forth in this Article 2. Any sum other than fixed annual rent payable hereunder shall be deemed additional rent and due on demand unless otherwise specifically provided. Landlord shall have the same rights and remedies hereunder with respect to Tenant's non-payment of additional rent as it has with respect to Tenant's non-payment of fixed annual rent.

A. **Fixed Annual Rent**: There is herein reserved to Landlord for the entire term of this lease fixed annual rent equal to the aggregate amount of the sums hereinafter set forth. Fixed annual rent shall be paid in advance as follows: Commencing on NOVEMBER 1, 2003 and on the first day of each month thereafter throughout the term of this lease, Tenant shall pay to Landlord, without notice, deduction, set off or reduction (except as specifically set forth herein), monthly payments of fixed annual rent equal to one-twelfth (1/12th) of each of the following annual amounts (except that the first monthly installment of fixed annual rent is being paid upon the execution hereof):

(i) **NOVEMBER 1, 2003 through OCTOBER 31, 2008**
FIFTY SIX THOUSAND ONE HUNDRED SEVENTY TWO AND 58/00 DOLLARS ($56,172.58) *per annum of which* **FIVE THOUSAND EIGHT HUNDRED TWENTY TWO AND 58/100($5,822.58** ***per*** **year) ($485.21 per month)**; represents the electric inclusion factor of the annual rent which shall be subject to adjustment as provided in article # 3 A hereof. Tenant shall receive the month of November 2003 free of rent, electric and chilled water

If and so long as Tenant is not in default of any obligation on its part to be performed hereunder, Tenant shall receive a rent credit of **NONE**, to be applied in equal monthly installments to **NONE.**

B. **Cost of Living Adjustment**: The fixed annual rent reserved in this lease and payable hereunder shall be adjusted, as of the times and in the manner set forth in this paragraph B:

(i) Definitions: For the purposes of this paragraph B, the following definitions shall apply:

(a) The term "Base Year" shall mean the full calendar year 2003.

(b) The term "Price Index" shall mean the "Consumer Price Index" published by the Bureau of Labor Statistics of the U.S. Department of Labor, All Items. New York, N.Y.—Northeastern, N.J., all urban consumers (presently denominated "CPI-U"), or a successor or substitute index appropriately adjusted.

(c) The term "Price Index for the Base Year" shall mean the average of the monthly All Items Price Indexes for each of the 12 months of the Base Year.

(ii) Effective as of each January and July subsequent to the Base Year, there shall be made a cost of living adjustment of the fixed annual rental rate payable hereunder in accordance with the provisions of paragraphs (a) and (b) below to reflect any increase in the Price Index as prescribed therein. The July adjustment shall be based on the percentage difference between the Price Index for the preceding month of June and the Price Index for the Base Year. The January adjustment shall be based on such percentage difference between the Price Index for the preceding month of December and the Price Index for the Base Year.

(a) In the event the Price Index for June in any calendar year during the term of this lease reflects an increase over the Price Index for the Base Year, then the fixed annual rent herein provided to be paid as of the July 1st following such month of June (as increased by any adjustments under this Article, Article 3 and any Rider hereto) shall be multiplied by the percentage difference between the Price Index for the Base Year, and the resulting sum shall be added to such fixed annual rent, effective as of July 1st. Said adjusted fixed annual rent shall thereafter be payable hereunder, in equal monthly installments, until it is readjusted pursuant to the terms of this lease.

(b) In the event the Price Index for December in any calendar year during the term of this lease reflects an increase over the Price Index for the Base Year, then the fixed annual rent herein provided to be paid as of the January 1st following such month of December (as increased by any adjustments under this Article, Article 3 and any Rider hereto) shall be multiplied by the percentage difference between the Price Index for December and the Price Index for the Base Year, and the resulting sum shall be added to such fixed annual rent effective as of such January 1st. Said adjusted fixed annual rent shall thereafter by payable hereunder, in equal monthly installments, until it is readjusted pursuant to the terms of this lease.

The following illustrates the intentions of the parties hereto as to the computation of the aforementioned cost of living adjustments in the annual rent payable hereunder:

Assuming that said fixed annual rent is $10,000, that the Price Index for the Base Year was 102.0 and that the Price Index for the month of June in a calendar year following the Base Year was 105.0, then

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the percentage increase thus reflected, i.e., 2.941% (3.0/102.0) would be multiplied by $10,000, and said fixed annual rent would be increased by $294.10 effective as of July 1st of said calendar year.

(c) In the event that the Price Index ceases to use 1982-84=100 as the basis of calculation, or if a substantial change is made in the terms or number of items contained in the Price Index, then the Price Index shall be adjusted to the figure that would have been arrived at had the manner of computing the Price Index in effect at the date of this lease not been altered. In the event such Price Index (or a successor or substitute index) is not available, a reliable governmental or other non-partisan publication evaluating the information theretofore used in determining the Price Index shall be used.

(iii) Landlord will cause statements of the cost of living adjustments provided for in subdivision (ii) to be prepared in reasonable detail and delivered to Tenant.

(iv) In no event shall the fixed annual rent originally provided to be paid under this lease (exclusive of the adjustments under this Article) be reduced by virtue of this Article.

(v) Any delay or failure of Landlord, beyond July or January of any year, computing or billing for the rent adjustment hereinabove provided, shall not constitute a waiver of or in any way impair the continuing obligation of Tenant to pay such rent adjustments hereunder.

(vi) Notwithstanding any expiration or termination of this lease prior to the Lease expiration date (except in the case of a cancellation by mutual agreement) Tenant's obligation to pay rent as adjusted under this Article shall continue and shall cover all periods up to the Lease expiration date, and shall survive any expiration or termination of this lease.

C. **Tax Escalation.** Tenant shall pay to Landlord, as additional rent, tax escalation in accordance with this paragraph C:

(i) Definitions: For the purpose of this Article, the following definitions shall apply:

(a) The term "base tax year" as hereinafter set forth for the determination of real estate tax escalation, shall mean the New York City real estate tax year commencing July 1, 2003 and ending June 30, 2004.

(b) The term "The Percentage", for purposes of computing tax escalation, shall mean 49/100 of one percent .(.49%).

(c) The term "the building project" shall mean the aggregate combined parcel of land on a portion on which the building is constructed and the building.

(d) The term "comparative year" shall mean the twelve (12) months following the base tax year, and each subsequent period of twelve (12) months (or such other period of twelve (12) months occurring during the term of this lease as hereafter may be duly adopted as the tax year for real estate tax purposes by the City of New York).

(e) The term "real estate taxes" shall mean the total of all taxes and special or other assessments levied, assessed or imposed at any time by any governmental authority upon or against the building project, and also any tax or assessment levied, assessed or imposed at any time by any governmental authority in connection with the receipt of income or rents from said building project to the extent that same shall be in lieu of all or a portion of any of the aforesaid taxes or assessments, or additions or increases thereof, upon or against said building project. If, due to a future change in the method of taxation or in the taxing authority, or for any other reason, a franchise, income, transit, profit or other tax or governmental imposition, however designated, shall be levied against Landlord in substitution in whole or in part for the real estate taxes, or in lieu of additions to or increases of said real estate taxes, then such franchise, income, transit, profit

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or other tax or governmental imposition shall be deemed to be included within the definition of "real estate taxes" for the purposes hereof. As to special assessments which are payable over a period of time extending beyond the term of this lease, only a pro rata portion thereof covering the portion of the term of this lease unexpired at the time of the imposition of such assessment, shall be included in "real estate taxes." If by law, any assessment may be paid in installments, then, for the purposes hereof (a) such assessment shall be deemed to have been payable in the maximum number of installments permitted by law and (b) there shall be included in real estate taxes, for each comparative year in which such installments may be paid, the installments of such assessment so becoming payable during such comparative year, together with interest payable during such comparative year.

(f) Where more than one assessment is imposed by the City of New York for any tax year, whether denominated an "actual assessment" or "transitional assessment" or otherwise, then the phrases herein "assessed value" and "assessments" shall mean whichever of the actual, transitional or other assessment is designated by the City of New York as the taxable assessment for that tax year.

(g) The phrase "real estate taxes payable during the base tax year" shall mean the real estate taxes payable for the building project for the base tax year.

(ii) (a) In the event that the real estate taxes payable for any comparative year shall exceed the amount of the real estate taxes payable during the base tax year, Tenant shall pay to Landlord, as additional rent for such comparative year, an amount equal to The Percentage of the excess. Before or after the start of each comparative year, Landlord shall furnish to Tenant a statement of the real estate taxes payable for such comparative year, and a statement of the real estate taxes payable during the base tax year. If the real estate taxes payable for such comparative year exceed the real estate taxes payable during the base tax year, additional rent for such comparative year, in an amount equal to The Percentage of the excess, shall be due from Tenant to Landlord, and such additional rent shall be payable by Tenant to Landlord within ten (10) days after receipt of the aforesaid statement. The benefit of any discount for any earlier payment of prepayment of real estate taxes shall accrue solely to the benefit of Landlord, and such discount shall not be subtracted from the real estate taxes payable for any comparative year.

Additionally, Tenant shall pay to Landlord, on demand, a sum equal to The Percentage of any business improvement district assessment payable by the building project.

(b) Should the real estate taxes payable during the base tax year be reduced by final determination of legal proceedings, settlement or otherwise, then, the real estate taxes payable during the base tax year shall be correspondingly revised, the additional rent theretofore paid or payable hereunder for all comparative years shall be recomputed on the basis of such reduction, and Tenant shall pay to Landlord as additional rent, within ten (10) days after being billed therefor, any deficiency between the amount of such additional rent as theretofore computed and the amount thereof due as the result of such recomputations. Should the real estate taxes payable during the base tax year be increased by such final determination of legal proceedings, settlement or otherwise, then appropriate recomputation and adjustment also shall be made.

(c) As long as Tenant is a tenant and is not in default of any material obligation hereunder, if Tenant shall have made a payment of additional rent under this paragraph, Landlord shall receive a refund of any portion of the real estate taxes payable for any comparative year after the base tax year on which such payment of additional rent shall have been based, as a result of a reduction of such real estate taxes by final determination of legal proceedings, settlement or otherwise, Landlord shall promptly after receiving the refund pay to Tenant The Percentage of the refund less The Percentage of expenses (including attorneys' and appraisers' fees) incurred by Landlord in connection with any such application or proceeding. If prior to the payment of taxes for any comparative year, Landlord shall have obtained a reduction of that comparative year's assessed valuation of the building project, and therefore of said taxes, then the term "real estate taxes" for that comparative year shall be deemed to include the amount of Landlord's expenses in obtaining such reduction in assessed valuation, including attorneys' and appraisers' fees.

(d) The statement of the real estate taxes to be furnished by Landlord as provided above shall be certified by Landlord and shall constitute a final determination as between Landlord and Tenant of the real estate taxes for the periods represented thereby, unless Tenant within thirty (30) days after they are furnished shall give a written notice to Landlord that it disputes their accuracy or their appropriateness, which notice shall specify the particular respects in which the statement is inaccurate or inappropriate. If Tenant shall so dispute said statement then, pending the resolution of such dispute, Tenant shall pay the additional rent to Landlord in accordance with the statement furnished by Landlord.

(e) In no event shall the fixed annual rent under this lease (exclusive of the additional rents under this Article) be reduced by virtue of this Article.

(f) If the commencement date of the term of this lease is not the first day of the first comparative year, then the additional rent due hereunder for such first comparative year shall be a proportionate share of said additional rent for the entire comparative year, said proportionate share to be based upon the length of time that the lease term will be in existence during such first comparative year. Upon the date of any expiration or termination of this lease (except termination because of Tenant's default) whether the same be the date hereinabove set forth for the expiration of the term or any prior or subsequent date, a proportionate share of said additional rent for the comparative year during which such expiration or termination occurs shall immediately become due and payable by Tenant to Landlord, if it was not theretofore already billed and paid. The said proportionate share shall be based upon the length of time that this lease shall have been in existence during such comparative year. Landlord shall promptly cause statements of said additional rent for that comparative year to be prepared and furnished to Tenant. Landlord and Tenant shall thereupon make appropriate adjustments of amounts then owing.

(g) Landlord's and Tenant's obligations to make the adjustments referred to in subdivision (f) above shall survive any expiration or termination of this lease.

(h) Any delay or failure of Landlord in billing any tax escalation hereinabove provided shall not constitute a waiver of or in any way impair the continuing obligation of Tenant to pay such tax escalation hereunder.

D. **Failure to Bill**: Landlord's failure to bill on a timely basis all or any portion of any amount payable pursuant to this lease for any period during the term hereof shall neither constitute a waiver of Landlord's right ultimately to collect such amount or to bill Tenant at any subsequent time retroactively for the entire amount so un-billed (which previously un-billed amount shall be payable within ten (10) days after demand therefor). Landlord's failure to render an Escalation Statement with respect to any comparative year shall not prejudice Landlord's right to thereafter render an Escalation Statement with respect thereto or with respect to any subsequent comparative year. Tenant's obligation to pay any fixed annual rent and additional rent shall survive the expiration or earlier termination of this lease.

E. **No Right to Apply Security**: Tenant shall not have the right to apply any security deposited to assure Tenant's faithful performance of Tenant's obligation hereunder to the payment of any installment of fixed annual rent or additional rent.

F. **No Reduction in Fixed Annual Rent**: In no event shall the fixed annual rent under this lease be reduced by virtue of any decrease in the amount of any additional rent payment under this Article or any other provision of this lease. If Landlord receives from Tenant any payment less than the sum of the fixed annual rent and additional rent then due and owing pursuant to this lease, Tenant hereby waives its right, if any, to designate the items to which such payment shall be applied and agrees that Landlord in its sole discretion may apply such payment in whole or in part to any fixed annual rent, additional rent or to any combination thereof then due and payable hereunder. Unless Landlord shall otherwise expressly agree in writing, acceptance of any portion of the fixed annual rent or additional rent from anyone other than Tenant shall not relieve Tenant of any of its other obligations under this lease, including the obligation to pay other fixed annual rent and additional rent, and Landlord shall have the right at any time, upon notice to Tenant, to require Tenant (rather than someone other than Tenant) to pay the fixed annual rent and additional rent payable hereunder directly to Landlord. Furthermore, such acceptance of fixed annual rent and additional rent shall not be deemed to constitute Landlord's consent to an assignment of this lease or a subletting or other occupancy of the demised premises by anyone other than Tenant, nor a waiver of any of Landlord's right or Tenant's obligations under this lease.

G. **Partial Comparative Year**: If the commencement date of the term of this lease is not the first day of the first comparative year commencing prior to the term hereof, then the additional rent due under any paragraph of this Article for the first comparative year (as defined in the relevant paragraph) shall be a proportionate share of said additional rent for the entire comparative year, said proportionate share to be based upon the length of time that the Lease term will be in existence during such first comparative year. Upon the date of any expiration or termination of this lease (except termination because of Tenant's default) whether the same be the date herein above set forth for the expiration of the term or any prior or subsequent date, a proportionate share of said additional rent for such comparative year during which such expiration or termination occurs shall immediately become due and payable by Tenant to Landlord, if it was not theretofore already billed and paid. The said proportionate share shall be based upon the length of time that this lease shall have been in existence during such comparative year. Landlord shall, as soon as reasonably practicable, compute the additional rent due from Tenant, as aforesaid, which computations shall either be based on that comparative year's actual figures or be an estimate based upon the most recent statements theretofore prepared by Landlord and furnished to Tenant as may be required under any paragraph in this Article. If an estimate is used, then Landlord shall cause statements to be prepared on the basis of the comparative year's actual figures promptly after they are available, and thereupon, Landlord and Tenant shall make appropriate adjustments of any estimated payments theretofore made.

H. **Survival of Obligations**: Landlord's and Tenant's obligation to make the adjustments and payments referred to in this Article shall survive any expiration or termination of this lease.

3. ELECTRICITY

Tenant agrees that Landlord may furnish electricity to the demised premises on, at Landlord's option, a "rent inclusion" basis or on a "submetering" basis. Electricity and electric service, as used herein, shall mean any element affecting the generation, transmission, and/or redistribution of electricity, including but not limited to, services which facilitate the distribution of service.

A. **Rent Inclusion**: (i) If and so long as Landlord provides electricity to the demised premises on a rent inclusion basis, Tenant agrees that the fixed annual rent shall be increased by the amount of the Electricity Rent Inclusion Factor ("ERIF"), as hereinafter defined. Tenant acknowledges and agrees (a) that the fixed annual rent herein above set forth in this lease does not yet, but is to include an ERIF of (\$ 3.18) dollars per rentable square foot per annum to compensate Landlord for electrical wiring and other installations necessary for, and for its obtaining and making available to Tenant the redistribution of, electric current as an additional service; and (b) that said ERIF, which shall be subject to periodic adjustments as hereinafter provided, has been partially based upon an estimate of Tenant's connected electrical load, which shall be deemed to be the demand (KW), and hours of use thereof, which shall be deemed to be the energy (KWH), for ordinary lighting and light office equipment and the operation of typical small business machines, including copying machines, personal computers and peripheral equipment such as printers, telephone switching equipment, facsimile transmission machines (such lighting, machines and equipment are hereinafter called "Ordinary Equipment") during ordinary business hours ("ordinary business hours" shall be deemed to mean forty-five (45) hours per week, 8:00 a.m. to 5:00 p.m., Mondays through Fridays, including holidays), with Landlord providing an average connected load of 4-1/2 watts of electricity for all purposes per rentable square foot. Any installation and use of equipment other than Ordinary Equipment and/or any connected load and/or any energy usage by Tenant in excess of the foregoing shall result in adjustment of the ERIF as hereinafter provided. For purposes of this lease the rentable square foot area of the demised premises shall be deemed to be 1,831 rentable square feet.

(ii) If the cost to Landlord of electricity shall have been, or shall be, increased subsequent to May 1, 1996 (whether such change occurs prior to or during the term of this lease), (a) by change in Landlord's

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electric rates or service classifications, or electricity charges, including changes in market prices, or (b) by any increase in fuel adjustments or (c) by charges of any kind, or (d) by taxes, imposed or which may be imposed on Landlord's electricity purchases, or on Landlord's electricity redistribution, or (e) by virtue of any other cause, then (x) the ERIF, which is a portion of the fixed annual rent, shall be changed in the same percentage as any such change in cost due to changes in electric rates, service classifications, or market prices and, also, (y) Tenant's payment obligation, for electricity redistribution, shall change from time to time so as to reflect any such increase in any of the items listed in (b) through (e) of this paragraph. Sales taxes collectible by Landlord under applicable law in connection with the sale or re-distribution of electricity to Tenant shall be paid by Tenant to Landlord as additional rent when billed. Any such percentage change in Landlord's cost due to changes in electric rates, service classifications or market prices shall be computed by the application of the average consumption (energy and demand) of electricity for the entire building for the twelve (12) full months immediately prior to the rate and/or service classification and/or market price change, or any changed methods of or rules on billing for same, on a consistent basis to the new rate and/or service classification and/or market price and to the immediately prior existing rate and/or service classification and/or market price. If the average consumption of electricity for the entire building for said prior twelve (12) months cannot reasonably be applied and used with respect to changed methods of or rules on billing, then the percentage increase shall be computed by the use of the average consumption (energy and demand) for the entire building for the first three (3) months after such change, projected to a full twelve (12) months, so as to reflect the different seasons; and that same consumption, so projected, shall be applied to the rate and/or service classification and/or market price which existed immediately prior to the change. The parties agree that a reputable, independent electrical consultant, selected by Landlord ("Landlord's electrical consultant"), shall determine the percentage change for the changes in the ERIF due to Landlord's changed costs, and that Landlord's electrical consultant may from time to time make surveys in the demised premises of the electrical equipment and fixtures and the use of current. If any such survey shall reflect a connected load in the demised premises in excess of 4-1/2 watts of electricity for all purposes per rentable square foot and/or energy usage in excess of ordinary business hours (each such excess is hereinafter called "excess electricity") then the connected load and/or the hours of use portion(s) of the then existing ERIF shall each be increased by an amount which is equal to the product derived from multiplying the then existing ERIF by a fraction, the numerator of which is the excess electricity (i.e., excess connected load and/or excess usage) and the denominator of which is the connected load and/or the energy usage which was the basis for the computation of the then existing ERIF. Such fractions shall be determined by Landlord's electrical consultant. The fixed annual rent shall then be appropriately adjusted, effective as of the date of any such change in connected load and/or usage, as disclosed by said survey. If such survey shall disclose installation and use of other than Ordinary Equipment, then effective as of the date of said survey, there shall be added to the ERIF portion of the fixed annual rent (computed and fixed as hereinbefore described) an additional amount equal to what would be paid under the SC-4 Rate I Service Classification in effect on the date of this lease (and not the time-of-day rate schedule) for such load and usage of electricity, with the connected electrical load deemed to be demand (KW) and the hours of use thereof deemed to be the energy (KWH), as hereinbefore provided, (which addition to the ERIF shall be increased by all electricity cost increases of Landlord, as herein above provided, from May 1, 1996 through the date of billing).

(iii) In no event, whether because of surveys or for any other reason, is the originally specified per rentable square foot ERIF portion of the fixed annual rent (plus any net increase thereof, but not decrease, by virtue of all electric rate or service classification changes subsequent to May 1, 1996) to be reduced.

B. **Submetering:** If and so long as Landlord provides electricity to the demised premises on a submetering basis, Tenant covenants and agrees to purchase the same from Landlord or Landlord's designated agent at charges, terms and rates set, from time to time, during the term of this lease by Landlord but not less than those specified in the service classification in effect on the date of this lease pursuant to which Landlord then purchased electric current from the public utility corporation serving the part of the city where the building is located; provided, however, said charges shall be increased in the same percentage as any percentage increase in the billing to Landlord for electricity for the entire building, (a) by reason of increase in Landlord's electric rates or service classifications, subsequent to January 1, 1970, and so as to reflect any increase in Landlord's electric charges, including changes in market prices for electricity from utilities and/or other providers, or (b) by fuel adjustment, or (c) by taxes or charges of any kind imposed or which may be imposed on Landlord's electricity purchases, or on Landlord's electricity redistribution, or (d) by virtue of any other cause subsequent to January 1, 1970. Sales taxes collectible by Landlord under applicable law in connection with the sale or re-distribution of electricity to Tenant shall be paid by Tenant to Landlord as additional rent when billed. Any such percentage increase in Landlord's billing for electricity due to changes in rates or service classifications or market prices shall be computed by the application of the average consumption (energy and demand) of electricity for the entire building for the twelve (12) full months immediately prior to the rate and/or service classification change, or any changed methods of or rules on billing for same, on a consistent basis to the new rate and/or service classification and to the service classification in effect on January 1, 1970. If the average consumption of electricity for the entire building for said prior twelve (12) months cannot reasonably be applied and used with respect to changed methods of or rules on billing, then the percentage increase shall be computed by the use of the average consumption (energy and demand) for the entire building for the first three (3) months after such change, projected to a full twelve (12) months; and that same consumption, so projected, shall be applied to the service classification in effect on January 1, 1970. Where more than one meter measures the service of Tenant in the building, the service rendered through each meter may be computed and billed separately in accordance with the rates herein. Bills therefor shall be rendered at such times as Landlord may elect and the amount, as computed from a meter, shall be deemed to be, and be paid as, additional rent. In the event that such bills are not paid within five (5) days after the same are rendered, Landlord may, without further notice, discontinue the service of electric current to the demised premises without releasing Tenant from any liability under this lease and without Landlord or Landlord's agent incurring any liability for any damage or loss sustained by Tenant by such discontinuance of service. If any tax is imposed upon Landlord's receipt from the sale or resale of electrical energy or gas or telephone service to Tenant by any Federal, State or Municipal Authority, Tenant covenants and agrees that where permitted by law, Tenant's pro rata (based on consumption or estimated consumption) share of such taxes shall be passed on to, and included in the bill of, and paid by, Tenant to Landlord.

C. **General Conditions**: (i) The determinations by Landlord's electrical consultant shall be binding and conclusive on Landlord and on Tenant from and after the delivery of a copy of each such relevant determination to Landlord and Tenant, unless, within fifteen (15) days after delivery thereof, Tenant disputes such determination. If Tenant so disputes the determination, it shall, at its own expense, obtain from a reputable, independent electrical consultant its own determinations in accordance with the provisions of this Article. Tenant's consultant and Landlord's consultant then shall seek to agree. If they cannot agree within thirty (30) days, they shall choose a third reputable electrical consultant, whose cost shall be shared equally by the parties, to make similar determinations which shall be controlling. (If they cannot agree on such third consultant within ten (10) days, then either party may apply to the Supreme Court in the County of New York for such appointment.) However, pending such controlling determinations, Tenant shall pay to Landlord the amount of additional rent or ERIF in accordance with the determinations of Landlord's electrical consultant. If the controlling determinations differ from Landlord's electrical consultant, then the parties shall promptly make adjustment for any deficiency owed by Tenant or overage paid by Tenant.

(ii) At the option of Landlord, Tenant agrees to purchase from Landlord or its agents all lamps and bulbs used in the demised premises and to pay for the cost of installation thereof. If all or part of the submetering additional rent or the ERIF payable in accordance with this Article becomes uncollectible or reduced or refunded by virtue of any law, order or regulation, the parties agree that, at Landlord's option, in lieu of submetering additional rent or ERIF, and in consideration of Tenant's use of the building's electrical distribution system and receipt of redistributed electricity and payment by Landlord of consultants' fees and other redistribution costs, the fixed annual rental rate(s) to be paid under this lease shall be increased by an "alternative charge" which shall be a sum equal to $3.18 per rentable square foot of the demised premises per year, changed in the same percentage as any increases in the cost to Landlord for electricity for the entire building subsequent to May 1, 1996 because of electric rate or service classification or market price changes, as hereinabove provided.

(iii) Landlord shall not be liable to Tenant for any loss or damage or expense, which Tenant may sustain or incur if either the quantity or character of electric service is changed or is no longer available or suitable for Tenant's requirements. Tenant covenants and agrees that at all times its use of electric current shall never exceed the capacity of existing feeders to the building or the risers or wiring installation. Tenant agrees not to connect any additional electrical equipment to the building electric distribution system which shall increase consumption or demand beyond the capacity and rating of the electrical system directly servicing the demised premises without the Landlord's prior written consent, which shall not be unreasonably withheld. Any riser or risers to supply Tenant's electrical requirements, upon written request of Tenant, will be installed by Landlord, at the sole cost and expense of Tenant, if, in Landlord's sole judgment, the same are necessary and will not cause permanent damage or injury to the building or demised premises or cause or create a dangerous or hazardous condition or entail excessive or unreasonable alterations, repairs or expense or interfere with or disturb other tenants or occupants. In addition to the installation of such riser or risers, Landlord will also at the sole cost and expense of Tenant, install all other equipment proper and necessary in connection therewith subject to the aforesaid terms and conditions. The parties acknowledge that they understand that it is anticipated that electric rates, charges, etc., may be changed by virtue of time-of-day rates, or other methods of billing, electricity purchases and the redistribution thereof, and fluctuations in the market price of electricity, and that the references in the foregoing paragraphs to changes in methods of or rules on billing are intended to include any such changes. Anything herein above to the contrary notwithstanding, in no event is the submetering additional rent or ERIF, or any "alternative charge", to be less than an amount equal to the total of Landlord's payments to public utilities and/or others for the electricity consumed by Tenant (and any taxes on Landlord's purchase of the same or on redistribution of same) plus five (5%) percent for transmission line loss, plus fifteen (15%) percent for other redistribution costs. Landlord reserves the right, at any time upon thirty (30) days' written notice, to change its furnishing of electricity to Tenant from a rent inclusion basis to a submetering basis, or vice versa. Landlord reserves the right to terminate the furnishing of electricity on a rent inclusion, submetering, or any other basis at any time, upon thirty (30) days' written notice to Tenant, in which event Tenant may make application directly to the public utility and/or other providers for Tenant's entire separate supply of electric current and Landlord shall permit its wires and conduits, to the extent available and safely capable, to be used for such purpose and only to the extent of Tenant's then authorized connected load. Any meters, risers or other equipment or connections necessary to furnish electricity on a submetering basis or to enable Tenant to obtain electric current directly from such utility shall be installed at Tenant's sole cost and expense. Only rigid conduit or electricity metal tubing (EMT) will be allowed. Landlord, upon the expiration of the aforesaid thirty (30) days' written notice to Tenant may discontinue furnishing the electric current but this lease shall otherwise remain in full force and effect. If Tenant was provided electricity on a rent inclusion basis when it was so discontinued, then commencing when Tenant receives such direct service and as long as Tenant shall continue to receive such service, the fixed annual rental rate payable under this lease shall be reduced by the amount of the ERIF which was payable immediately prior to such discontinuance of electricity on a rent inclusion basis.

(iv) Alternative Service Providers: Landlord on the date hereof obtains electric service for the building from Consolidated Edison Company. Notwithstanding anything herein set forth to the contrary, if permitted by law, Landlord may contract separately with Consolidated Edison Company and/or one or more other providers ("Alternative Service Providers") to provide one or more of the component services which together make up the entire package of electric service (e.g., transmission, generation, distribution and ancillary services) to the building. If Landlord elects to contract with any Alternative Service Provider, Tenant shall cooperate with Landlord and each such Alternative Service Provider to effect any change to the method or means of providing and distributing electricity service to the demised premises or any other portion of the building by reason of such change in the provision of electricity. Such cooperation shall include but not be limited to providing Landlord or any such Alternative Service Provider and any other person unimpeded access to the demised premises and to all wiring, conduit, lines, feeders, cable and risers, electricity panel boxes and any other component of the electrical distribution system within or adjacent to the demised premises. Landlord shall not be liable to Tenant for any loss or damage or expense which Tenant may sustain or incur if such change shall interfere with Tenant's business or either the quantity or character of electric service is changed, interrupted or is no longer available or suitable for Tenant's requirements by reason of such change in the provision of electric service nor shall any such interference, change, interruption, unavailability or unsuitability constitute an actual or constructive eviction of Tenant.

4. ASSIGNMENT

A. Tenant, for itself, its heirs, distributees, executors, administrators, legal representatives, successors and assigns, expressly covenants that it shall not assign, mortgage or encumber this lease, nor underlet, or suffer or permit the demised premises or any part thereof to be used or occupied by others, without the prior written consent of Landlord in each instance. The transfer of a majority of the issued and outstanding capital stock of any corporate tenant or subtenant of this lease or a majority of the total interests in any partnership tenant or subtenant or any other form of entity or organization, however accomplished, and whether in a single transaction or in a series of transactions, and the conversion of a tenant or subtenant entity to either a limited liability company or a limited liability partnership, shall be deemed on assignment of this lease or of such sublease. The merger or consolidation of a tenant or subtenant, whether a corporation, partnership, limited liability company or other form of entity or organization, where the net worth of the resulting or surviving corporation, partnership, limited liability company or other form of entity or organization, is less than the net worth of Tenant or subtenant immediately prior to such merger or consolidation shall be deemed an assignment of this lease or of such sublease. If this lease be assigned, or if the demised premises or any part thereof be underlet or occupied by anybody other than Tenant, Landlord may, after default by Tenant, collect rent from the assignee, undertenant or occupant, and apply the net amount collected to the rent herein reserved, but no assignment, underletting, occupancy or collection shall be deemed a waiver of the provisions hereof, the acceptance of the assignee, undertenant or occupant as tenant, or a release of Tenant from the further performance by Tenant of covenants on the part of Tenant herein contained. The consent by Landlord to an assignment or underletting shall not in any way be construed to relieve Tenant from obtaining the express consent in writing of Landlord to any further assignment or underletting. In no event shall any permitted subtenant assign or encumber its sublease or further sublet all or any portion of its sublet space, or otherwise suffer or permit the sublet space or any part thereof to be used or occupied by others, without Landlord's prior written consent in each instance. A modification, amendment or extension of a sublease shall be deemed a sublease. If any lien is filed against the demised premises or the building of which the same form a part for brokerage services claimed to have been performed for Tenant, whether or not actually performed, the same shall be discharged by Tenant within ten (10) days thereafter, at Tenant's expense, by filing the bond required by law, or otherwise, and paying any other necessary sums, and Tenant agrees to indemnify Landlord and its agents and hold them harmless from and against any and all claims, losses or liability resulting from such lien for brokerage services rendered. For the purposes of this Article, an "interest" shall mean a right to participate, directly or indirectly, through one or more intermediaries, nominees, trustees or agents, in any of the profits, losses, dividends, distributions, income, gain, losses or capital of any entity or other organization.

B. (i) If Tenant desires to assign this lease or to sublet all or any portion of the demised premises, it shall first submit in writing to Landlord the documents described in paragraph C below, and shall offer in writing, (a) with respect to a prospective assignment, to assign this lease to Landlord without any payment of moneys or other consideration therefor, or, (b) with respect to a prospective subletting, to sublet to Landlord the portion of the demised premises involved ("Leaseback Area") for the term specified by Tenant in its proposed sublease or, at Landlord's option, for the balance of the term of the Lease less one (1) day, and at the lower of (x) Tenant's proposed subrental and (y) at the same rate of fixed rent and additional rent, and otherwise on the same terms, covenants and conditions (including provisions relating to escalation rents), as are contained herein and as are allocable and applicable to the portion of the demised premises to be covered by such subletting. The offer shall specify the date when the Leaseback Area will be made available to Landlord, which date shall be in no event earlier than ninety (90) days nor later than one hundred eighty (180) days following the acceptance of the offer. If an offer of sublease is made, and if the proposed sublease will result in all or substantially all of the demised premises being sublet, then Landlord shall have the option to extend the term of its proposed sublease for the balance of the term of this lease less one (1) day.

(ii) Landlord shall have a period ninety (90) days from the receipt of such offer (and all documents required under paragraph C below) to either accept or reject the same. If Landlord shall accept such offer (a) Tenant shall then execute and deliver to Landlord, or to anyone designated or named by Landlord, an assignment or sublease, as the case may be, in either case in a form reasonably satisfactory to Landlord's counsel; and (b) if the proposed transaction is a sublease and Landlord accepts such offer, Tenant, on demand, shall pay to Landlord or its managing agent (as Landlord shall elect) an amount equal to the brokerage commissions and any work contribution which would have been incurred by Tenant but for Landlord's accepting such offer.

(iii) If a sublease is so made it shall expressly:

(a) permit Landlord to make further subleases of all or any part of the Leaseback Area and (at no cost or expense to Tenant) to make and authorize any and all changes, alterations, installations and improvements in such space as necessary;

(b) provide that Tenant will at all times permit reasonably appropriate means of ingress to and egress from the Leaseback Area;

(c) negate any intention that the estate created under such sublease be merged with any other estate held by either of the parties;

(d) provide that Landlord shall accept the Leaseback Area "as is" except that Landlord, at Tenant's expense, shall perform all such work and make all such alterations as may be required physically to separate the Leaseback Area from the remainder of the demised premises and to permit lawful occupancy;

(e) provide that at the expiration of the term of such sublease Tenant will accept the Leaseback Area in its then existing condition, subject to the obligations of Landlord to make such repairs thereto as may be necessary to preserve the Leaseback Area in good order and condition, ordinary wear and tear excepted;

(f) provide that Landlord shall indemnify and save Tenant harmless from all obligations under this lease as to the Leaseback Area during the period of time it is so sublet, except for fixed annual rent and additional rent, if any, due under the within Lease, which are in excess of the rents and additional sums due under such sublease.

(iv) Subject to the foregoing, performance by Landlord, or its designee, under a sublease of the Leaseback Area shall be deemed performance by Tenant of any similar obligation under this lease and any default under any such sublease shall not give rise to a default under a similar obligation contained in this lease, nor shall Tenant be liable for any default under this lease or deemed to be in default hereunder if such default is occasioned by or arises from any act or omission of the subtenant under such sublease or is occasioned by or arises from any act or omission of any occupant holding under or pursuant to any such sublease.

C. If Tenant requests Landlord's consent to a specific assignment or subletting, it shall submit in writing to Landlord (i) the name and address of the proposed assignee or subtenant, (ii) a duly executed counterpart of the proposed agreement of assignment or sublease, (iii) reasonably satisfactory information as to the nature and character of the business of the proposed assignee or subtenant, and as to the nature of its proposed use of the space, and (iv) banking, financial or other credit information relating to the proposed assignee or subtenant reasonably sufficient to enable Landlord to determine the financial responsibility and character of the proposed assignee or subtenant.

D. If Landlord shall not have accepted Tenant's offer, as provided in paragraph B, then Landlord will, subject to paragraph F. below, not unreasonably withhold or delay its consent to Tenant's request for consent to such specific assignment or subletting, where Tenant will not move the conduct of its business to another building in New York City. Any consent of Landlord under this Article shall be subject to the terms of this Article and the effectiveness of any assignment or sublease under this Article shall be conditioned upon there being no default by Tenant, beyond any grace period, under any of the terms, covenants and conditions of this lease at the time that Landlord's consent to any such subletting or assignment is requested and on the date of the commencement of the term of any proposed sublease or the effective date of any proposed assignment.

E. Tenant understands and agrees that no assignment or subletting shall be effective unless and until Tenant, upon receiving any necessary Landlord's written consent (and unless it was theretofore delivered to Landlord) causes a duly executed copy of the sublease or assignment to be delivered to Landlord within ten (10) days after execution thereof. Any such sublease shall provide that the subtenant shall comply with all applicable terms and conditions of this lease to be performed by Tenant hereunder. Any such assignment of lease shall contain an assumption by the assignee of all of the terms, covenants and conditions of this lease to be performed by Tenant.

F. Anything herein contained to the contrary notwithstanding:

(i) Tenant shall not advertise (but may list with brokers) its space for assignment or subletting at a rental rate lower than the greater of the then building rental rate for such space or the rental rate then being paid by Tenant to Landlord.

(ii) The transfer of outstanding capital stock of any corporate tenant, for purposes of this Article, shall not include sale of such stock by persons other than those deemed "insiders" within the meaning of the Securities Exchange Act of 1934 as amended, and which sale is effected through "over-the-counter market" or through any recognized stock exchange.

(iii) No assignment or subletting shall be made:

(a) To any person or entity which shall at that time be a tenant, subtenant or other occupant (or an affiliate thereof) of any part of the building of which the demised premises form a part, or who dealt with Landlord or Landlord's agent (directly or through a broker) with respect to space in the building during the twelve (12) months immediately preceding Tenant's request for Landlord's consent;

(b) By the legal representatives of Tenant or by any person to whom Tenant's interest under this lease passes by operation of law, except in compliance with the provisions of this Article;

(c) To any person or entity for the conduct of a business which is not in keeping with the standards and the general character of the building of which the demised premises form a part.

(iv) Tenant shall retain the building managing agent as Tenant's broker in connection with any assignment or subletting, except in connection with a transaction described in paragraph G or paragraph H.

(v) The listing of any names other than that of Tenant, whether on the doors of the demised premises or on the building directory shall not be construed as consent to the occupancy or subletting of all or any portion of the demised premises or to an assignment of this lease.

G. Anything herein above contained to the contrary notwithstanding, the offer back to Landlord provisions of paragraph B above shall not apply to, and Landlord will not unreasonably withhold or delay its consent to an assignment of this lease, or sublease of all or part of the demised premises, to the parent of Tenant or to a wholly-owned subsidiary of Tenant or of said parent of Tenant, provided the net worth of the transferee or subtenant, after such transaction, is equal to or greater than the greater of Tenant's net worth on the date hereof or immediately prior to such transaction, and provided also that any such transaction complies with the other provisions of this Article.

H. Anything herein above contained to the contrary notwithstanding, the offer back to Landlord provisions of paragraph B above shall not apply to, and Landlord will not unreasonably withhold or delay its consent to an assignment of this lease, or sublease of all or part of the demised premises, to any corporation or other entity (a) to which substantially all the assets of Tenant are transferred or (b) into which Tenant may be merged or consolidated, provided that the net worth of the resulting or surviving corporation or other entity, as the case may be, is equal to or greater than the greater of the net worth of Tenant on the date hereof or the date immediately prior to such merger or consolidation, and the experience and reputation of such resulting or surviving corporation or other entity, as the case may be, is qualitatively no less than that of Tenant and of any guarantor of this lease and provided, also, that any such transaction complies with the other provisions of this Article.

I. No consent from Landlord shall be necessary under paragraphs G and H above where (a) reasonably satisfactory proof is delivered to Landlord that the net worth and other provisions of paragraphs G or H, as the case may be, and the other provisions of this Article, have been satisfied and (b) Tenant, in a writing reasonably satisfactory to Landlord's attorneys, agrees to remain primarily liable jointly and severally with any transferee or assignee, for the obligations of Tenant under this lease.

J. If Landlord shall not have accepted any required Tenant's offer and/or Tenant effects any assignment or subletting, then Tenant thereafter shall pay to Landlord a sum equal to (i) any rent or other consideration paid to Tenant by any subtenant which (after deducting the costs of Tenant, if any, in effecting the subletting, including reasonable alteration costs, commissions and legal fees) is in excess of the rent allocable strictly on a *per* square foot basis, without regard to any other allocation of value, by dividing aggregate consideration by the rentable square feet of the area so sublet) to the subleased space which is then being paid by Tenant to Landlord pursuant to the terms hereof, and (ii) any other profit or gain (after deducting any necessary expenses incurred) realized by Tenant from any such subletting or assignment. All sums payable hereunder by Tenant shall be payable to Landlord as additional rent upon receipt thereof by Tenant.

K. Each subletting pursuant to this Article shall be subject to all of the covenants, agreements, terms, provisions and conditions contained in this Lease. Notwithstanding any such subletting to any subtenant and/or acceptance of rent or additional rent by Landlord from any subtenant, Tenant shall and will remain fully liable for the payment of the fixed annual rent and additional rent due and to become due hereunder and for the performance of all the covenants, agreements, terms, provisions and conditions contained in this Lease on the part of Tenant to be observed and performed and for all the acts and omissions of any licensee, subtenant, or any other person claiming under or through any subtenant that shall be in violation of any of the obligations of this Lease, and any such violation shall be deemed to be a violation by Tenant. Tenant further agrees that, notwithstanding any such subletting, no further subletting (including, without limitation, any extensions or renewals of any initial sublettings) of the demised premises by Tenant, or any person claiming through or under Tenant shall, or will be, made, except upon compliance with, and subject to, the provisions of this Article.

L. Any assignment or transfer shall be made only if, and shall not be effective until, the assignee shall execute, acknowledge and deliver to Landlord an agreement, in form and substance reasonably satisfactory to Landlord, whereby the assignee shall assume all of the obligations of this Lease on the part or Tenant to be performed or observed and whereby the assignee shall agree that the provisions contained herein shall, notwithstanding such assignment or transfer, continue to be binding upon it in respect of all future assignments and transfers. The original named Tenant covenants that, notwithstanding any assignment or transfer whether or not in violation of the provisions hereof, and notwithstanding the acceptance of fixed annual rent and/or additional rent by Landlord from an assignee, transferee or any other party, the original named Tenant shall remain fully liable for the payment of the fixed annual rent and additional rent and for the other obligations of this Lease on the part of Tenant to be performed or observed.

M. If Landlord shall decline to give consent to any proposed assignment or sublease, or if Landlord shall exercise Landlord's option under paragraph B of this Article, Tenant shall indemnify, defend and hold Landlord harmless from and against any and all losses, liabilities, costs and expenses (including reasonable attorneys' fees) resulting from any claims that may be made against Landlord by the proposed assignee or subtenant or by any brokers or other persons claiming a commission or similar compensation in connection with the proposed assignment or sublease. This provision shall survive the expiration or sooner termination of this Lease.

N. The joint and several liability of Tenant and any immediate or remote successor in interest to Tenant, and the due performance of the obligations of this Lease on Tenant's part to be performed or observed, shall not be discharged, released or impaired in any respect by any agreement or stipulation made by Landlord extending the time of, or modifying any of the obligations of, this Lease, or by any waiver or failure of Landlord to enforce any of the obligations of this Lease.

O. The listing of a name other than that of Tenant, whether on the doors of the premises, the building directory or otherwise, shall not vest any right or interest in this lease or the premises, not shall it be deemed to be the consent of Landlord to any assignment or transfer of this lease, to any sublease of the premises, or to any use or occupancy thereof by anyone not Tenant.

5. DEFAULT

Landlord may terminate this lease on three (3) days' notice: (a) if fixed annual rent or additional rent or any other payment due hereunder is not paid within three (3) days after written notice from Landlord; or (b) if Tenant shall have failed to cure a default in the performance of any covenant of this lease (except the payment of rent), or any rule or regulation hereinafter set forth, within five (5) days after written notice thereof from Landlord, or if default cannot be completely cured in such time, if Tenant shall not promptly proceed to cure such default within said five (5) days, or shall not complete the curing of such default with due diligence; or (c) when and to the extent permitted by law, if a petition in bankruptcy shall be filed by or against Tenant or if Tenant shall make a general assignment for the benefit of creditors, or receive the benefit of any insolvency or reorganization act; or (d) if a receiver or trustee is appointed for any portion of Tenant's property and such appointment is not vacated within twenty (20) days; or (e) if an execution or attachment shall be issued under which the premises shall be taken or occupied or attempted to be taken or occupied by anyone other than Tenant; or (f) if the premises become and remain vacant or deserted for a period over ten (10) days; or (g) if Tenant shall default beyond any grace period under any other lease between Tenant and Landlord; or (h) if Tenant shall fail to move into or take possession of the premises within fifteen (15) days after commencement of the term of this lease. Notwithstanding anything herein to the contrary set forth, Tenant shall not commit waste or cause any damage to any portion of the building irrespective of whether within or without the demised premises. The willful infliction of damage on any property or the interference with the quiet enjoyment by any other occupant of the building shall be deemed to be a conditional limitation of the term of this lease. Tenant shall not create any nuisance or other disturbance within the building.

At the expiration of the three (3) day notice period, this lease and any rights of renewal or extension thereof shall terminate as completely as if that were the date originally fixed for the expiration of the term of this lease; but Tenant shall remain liable as hereinafter provided.

6. RE-LETTING, ETC.

If Landlord shall re-enter the premises on the default of Tenant, by summary proceedings or otherwise: (a) Landlord may re-let the premises or any part thereof as Tenant's agent, in the name of Landlord, or otherwise, for a term shorter or longer than the balance of the term of this lease, and may grant concessions or free rent; (b) Tenant shall pay Landlord any deficiency between the rent herein reserved and the net amount of any rents collected by Landlord for the remaining term of this lease, through such re-letting. Such deficiency shall become due and payable monthly, as it is determined. Landlord shall have no obligation to re-let the premises, and its failure or refusal to do so, or failure to collect rent on re-letting, shall not affect Tenant's liability hereunder. In computing the net amount of rents collected through such re-letting, Landlord may deduct all expenses incurred in obtaining possession or re-letting the premises, including legal expenses and fees, brokerage fees, the cost of restoring the premises to good order, and the cost of all alterations and decorations deemed necessary by Landlord to effect re-letting. In no event shall Tenant be entitled to a credit or repayment for rerental income which exceed the sums payable to Tenant hereunder or which covers a period after the original term of this lease; (c) Tenant hereby expressly waives any right of redemption granted by any present or future law. "Re-enter" and "re-entry" as used in this lease are not restricted to their technical legal meaning. In the event of a breach or threatened breach of any of the covenants or provisions hereof Landlord shall have the right of injunction. Mention herein of any particular remedy shall not preclude Landlord from any other available remedy; and (d) Landlord shall recover as liquidated damages, in addition to accrued rent and other charges, if Landlord's re-entry is the result of Tenant's bankruptcy, insolvency, or reorganization, the full rental for the maximum period allowed by any act relating to bankruptcy, insolvency or reorganization.

If Landlord re-enters the premises for any cause, or if Tenant abandons or vacates the premises, and after the expiration or sooner termination of the term of this lease, any property left in the premises by Tenant shall be deemed to have been abandoned by Tenant, and Landlord shall have the right to retain or dispose of such property in any manner without any obligation to account therefor to Tenant. If Tenant shall at any time default hereunder, and if Landlord shall institute an action or summary proceeding against Tenant based upon such default, then Tenant will reimburse Landlord for the legal expenses and fees thereby incurred by Landlord.

7. LANDLORD MAY CURE DEFAULTS

If Tenant shall default in performing any covenant or condition of this lease, Landlord may perform the same for the account of Tenant, and if Landlord, in connection therewith, or in connection with any default by Tenant, makes any expenditures or incurs any obligations for the payment of money, including but not limited to attorneys' fees and disbursements, such sums so paid or obligations incurred shall be deemed to be additional rent hereunder, and shall be paid by Tenant to Landlord, together with interest at an annual rate equal to the average of all prime rates published from time to time in *The Wall Street Journal* (Eastern Edition) plus three (3%) percent calculated from the date of each expenditure by Landlord, within five (5) days of rendition of any bill or statement therefor, and if Tenant's lease term shall have expired at the time of the making of such expenditures or incurring such obligations, such sums shall be recoverable by Landlord as damages.

8. ALTERATIONS

A. Tenant shall make no decoration, alteration, addition or improvenient ("alteration") in the premises, without the prior written consent of Landlord, and then only by contractors or mechanics and in such manner and with such materials as shall be approved by Landlord. All alterations, additions or improvements to the premises, including window and central air conditioning equipment and duct work, if any, and fixtures, equipment and built-ins, except movable office furniture and equipment installed at the expense of Tenant, shall, unless Landlord elects otherwise in writing, become the property of Landlord, and shall be surrendered with the premises at the expiration or sooner termination of the term of this lease. Any such alterations, additions and improvements which Landlord shall designate, shall be removed by Tenant and any damage repaired, at Tenant's expense prior to the expiration of the term of this lease.

B. Anything in this Article to the contrary notwithstanding, Landlord shall not unreasonably withhold or delay approval of written requests of Tenant to make nonstructural interior alterations in the demised premises, provided that such alterations do not affect utility services or plumbing and electrical lines or other systems of the building. All alterations shall be performed in accordance with the following conditions:

(i) All alterations requiring the submission of plans to any governmental agency (including the department of buildings of the City of New York) shall be performed in accordance with plans and specifications first submitted to Landlord for its prior written approval. Landlord shall be given, in writing, a good description of all other alterations.

(ii) All alterations shall be performed in a good and workmanlike manner. Tenant shall, prior to the commencement of any such alterations, at its sole cost and expense, obtain and exhibit to Landlord any governmental permit required in connection with such alterations.

(iii) All alterations shall be done in compliance with all other applicable provisions of this lease, all building regulations (including specifications for construction material and finishes criteria adopted by Landlord for the building) and with all applicable laws, ordinances, directions, rules and regulations of governmental authorities having jurisdiction, including, without limitation, the Americans with Disabilities Act of 1990, as amended, New York City Local Law No. 5/73 and New York City Local Law No. 58/87 and similar present or future laws, and regulations issued pursuant thereto, and also New York City Local Law No. 76 and similar present or future laws, and regulations issued pursuant thereto, on abatement, storage, transportation and disposal of asbestos, which work, if required, shall be effected at Tenant's sole cost and expense, by contractors and consultants approved by Landlord and in strict compliance with the aforesaid rules and regulations and with Landlord's rules and regulations thereon. Notwithstanding anything to the contrary herein contained, Tenant agrees not to penetrate or disrupt the structural columns of the building located within the demised premises or any area within three feet of any such structural column, in connection with any alteration performed for or on behalf of Tenant.

(iv) All work shall be performed with union labor having the proper jurisdictional qualifications by contractors and subcontractors approved by Landlord.

(v) Tenant shall keep the building and the demised premises free and clear of all liens for any work or material claimed to have been furnished to Tenant or to the demised premises.

(vi) All work to be performed by Tenant shall be done in a manner which will not interfere with or disturb other tenants and occupants of the building. No demolition or core drilling or welding shall be permitted between the hours of 7:00 a.m. and 6:00 p.m. on Mondays through Fridays.

(vii) All alterations or other work and installations in and for the demised premises, which shall be consented to by Landlord as provided herein, including without limitation, Tenant's Initial Installations (as hereinafter defined), if any, and any further changes in or additions to the demised premises after said initial work has been completed, shall, at Landlord's option, be effected on Tenant's behalf by Landlord, its agents or contractors, and Tenant shall pay to Landlord, as additional rent promptly when billed, all costs for such work, including labor, materials and general conditions, plus, for supervising and coordinating such work (regardless of whether Landlord, its agents or contractors perform such work), ten (10%) percent of the cost of such work (including overhead) for profit plus ten (10%) percent of the cost of such work for overhead.

(viii) Notwithstanding anything herein set forth to the contrary, within thirty (30) days after final completion of any alteration, Tenant shall deliver to the Landlord final record drawings of the alteration including, as may be pertinent to the work performed, a reflected ceiling plan, mechanical and electrical drawings, partition plan and any other drawings which may be required to indicate accurately the layout and systems of the demised premises. Tenant shall require its architect to load and maintain such record plans on a CADD system.

(ix) For the purposes hereof, alterations or improvements referred to in this Article include Tenant's Installation Work and building Work (as each is defined in Exhibit B) to be performed by Tenant, provided that Exhibit B shall govern with respect to the subject matter thereof in case of any conflict with this Article 8.

9. LIENS

Prior to commencement of its work in the demised premises, Tenant shall obtain and deliver to Landlord a written letter of authorization, in form reasonably satisfactory to Landlord's counsel, signed by architects, engineers, designers and consultants to become involved in such work, which shall confirm that any of their drawings or plans are to be removed from any filing with governmental authorities, on request of Landlord, in the event that said architect, engineer or designer thereafter no longer is providing services with respect to the demised premises. With respect to contractors, subcontractors, materialmen and laborers, and architects, engineers and designers, for all work or materials to be furnished to Tenant at the premises, Tenant agrees to obtain and deliver to Landlord written and unconditional waivers of mechanics liens upon the premises or the building, after payments to the contractors, their subcontractors and vendors, Tenant's architects, engineers, designers and consultants, subject to any then applicable provisions of the Lien law. Notwithstanding the foregoing, Tenant at its expense shall cause any lien filed against the premises or the building, for work or materials claimed to have been furnished to Tenant, to be discharged of record within thirty (30) days after notice thereof.

10. REPAIRS

Tenant shall take good care of the premises and the fixtures and appurtenances therein, and shall make all repairs necessary to keep them in good working order and condition, including structural repairs when those are necessitated by the act, omission or negligence of Tenant or its agents, employees or invitees. During the term of this lease, Tenant may have the use of any air-conditioning equipment located in the premises, and Tenant, at its own cost and expense, shall maintain and repair such equipment and shall reimburse Landlord, in accordance with Article 3 of this lease, for electricity consumed by the equipment. The exterior walls of the building, the windows and the portions of all window sills outside same and areas above any hung ceiling are not part of the premises demised by this lease, and Landlord hereby reserves all rights to such parts of the building. Landlord shall replace, at the expense of Tenant, any plate glass and other glass damaged or broken from any cause whatsoever in and about the demised premises. Landlord may insure, and keep insured, at Tenant's expense, all plate and other glass in the demised premises for and in the name of Landlord. Bills for the premium therefor shall be rendered by Landlord to Tenant at such times as Landlord may elect and shall be due from and payable by Tenant when rendered and the amount thereof shall be deemed to be and paid as additional rent.

11. DESTRUCTION

If the premises shall be partially damaged by fire or other casualty, the damage shall be repaired at the expense of Landlord, but without prejudice to the rights of subrogation, if any, of Landlord's insurer. Landlord shall not be required to repair or restore any of Tenant's property or any alteration or leasehold improvement made by or for Tenant at Tenant's expense. Tenant shall give Landlord prompt notice of any damage or destruction to the premises. The rent shall abate in proportion to the portion of the premises not usable by Tenant. Landlord shall not be liable to Tenant for any delay in restoring the premises, Tenant's sole remedy being the right to an abatement of rent, as above provided. If (i) the premises are rendered wholly untenantable by fire or other casualty and if Landlord shall decide not to restore the premises, (ii) the premises are rendered wholly untenantable by fire or other casualty during the last twenty-four (24) months of the term hereof, or (iii) if the building shall be so damaged that Landlord shall decide to demolish it or to rebuild it (whether or not the premises have been damaged), Landlord may within ninety (90) days after such fire or other cause give written notice to Tenant of its election that the term of this lease shall automatically expire no less than ten (10) days after such notice is given. Notwithstanding the foregoing, each party shall look first to any insurance in its favor before making any claim against the other party for recovery for loss or damage resulting from fire or other casualty, and to the extent that such insurance is in force and collectible and to the extent permitted by law, Landlord and Tenant each hereby releases and waives all right of recovery against the other or any one claiming through or under each of them by way of subrogation or otherwise.

The foregoing release and waive shall be in force only if both releasors' insurance policies contain a clause providing that such a release or waiver shall not invalidate the insurance and also, provided that such a policy can be obtained without additional premiums. Tenant hereby expressly waives the provisions of Section 227 of the Real Property law and agrees that the foregoing provisions of this Article shall govern and control in lieu thereof.

12. END OF TERM.

Tenant shall surrender the premises to Landlord at the expiration or sooner termination of this lease in good order and condition, except for reasonable wear and tear and damage by fire or other casualty, and Tenant shall remove all of its property. Tenant agrees that any personal property remaining in the demised premises following the expiration of the term of this lease (or such earlier date as of which the term hereof may have been terminated) shall for all purposes be deemed conveyed to and to be the property of Landlord who shall be free to dispose of such property, at Tenant's cost, in any manner Landlord deems desirable. Landlord may retain or assign any salvage or other residual value of such property. In consideration of Landlord's disposing of such property, Tenant shall reimburse Landlord or pay to Landlord any cost which Landlord may incur in disposing of such property within ten (10) days after demand therefor. Tenant shall indemnify and save Landlord harmless against all costs, claims, loss or liability resulting from delay by Tenant in so surrendering the premises, including, without limitation, any claims made by any succeeding tenant founded on such delay. Additionally, the parties recognize and agree that other damage to Landlord resulting from any failure by Tenant timely to surrender the premises will be substantial, will exceed the amount of monthly rent theretofore payable hereunder, and will be impossible of accurate measurement. Tenant therefore agrees that if possession of the premises is not surrendered to Landlord within one (1) day after the expiration or sooner termination of the term of this lease, then Tenant will pay Landlord as liquidated damages for each month and for each portion of any month during which Tenant holds over in the premises after expiration or termination of the term of this lease, a sum equal to three times the average rent and additional rent which was payable per month under this lease during the last six months of the term thereof. The aforesaid obligations shall survive the expiration or sooner termination of the term of this lease. Anything in this lease to the contrary notwithstanding, the acceptance of any rent shall not preclude Landlord from commencing and prosecuting a holdover or summary eviction proceeding, and the preceding sentence shall be deemed to be an agreement expressly "providing otherwise" within the meaning of Section 232-c of the Real Property Law of the State of New York and any successor law of like import. Tenant expressly waives, for itself and for any person or entity claiming through or under the Tenant, any rights which the Tenant or any such person or entity may have under the provisions of Section 2201 of the New York Civil Practice Law and Rules and of any successor law of like import then in force in connection with any holdover summary proceedings which the Landlord may institute. Tenant's obligations under this paragraph shall survive the expiration or sooner termination of the term of this lease. At any time during the term of this lease, Landlord may exhibit the premises to prospective purchasers or mortgagees of Landlord's interest therein. During the last year of the term of this lease, Landlord may exhibit the premises to prospective tenants.

13. SUBORDINATION AND ESTOPPEL, ETC.

A. This lease and Tenant's rights hereunder are and shall be subject and subordinate to and all master leases of the building project, ground or underlying leases and to all mortgages, building loan agreements, leasehold mortgages, spreader and consolidation agreements and other similar documents and instruments (individually, a "Superior Interest" and collectively, "Superior Interests"), which may now or hereafter affect such leases or the real property of which the premises form a part and to all renewals, modifications, consolidations, replacements, extensions, assignments, spreaders, consolidations and refinancings thereof and to all advances made or hereafter made thereunder. This Article shall be self-operative and no further instrument of subordination shall be necessary. In confirmation of such subordination, Tenant shall within ten (10) days after written request execute any instrument in recordable form that Landlord or the holder of any Superior Interest may request. Tenant hereby appoints Landlord as Tenant's irrevocable attorney-in-fact to execute any document of subordination on behalf of Tenant. The foregoing power of attorney is a power coupled with an interest and not revocable during the term of this lease. In the event that the Master Lease or any other ground or underlying lease is terminated, or any mortgage foreclosed, this lease shall not terminate or be terminable by Tenant unless Tenant was specifically named in any termination or foreclosure judgment or final order for the purposes of terminating this lease or the interest of Tenant in the premises.

B. Any holder of a Superior Interest may elect that this lease shall have priority over such Superior Interest and, upon notification by such holder of a Superior Interest to Tenant, this lease shall be deemed to have priority over such Superior Interest, whether this lease is dated prior to or subsequent to the date of such Superior Interest. In the event that any master lease or any other ground or underlying lease is terminated as aforesaid, or if the interests of Landlord under this lease are transferred by reason of or assigned in lieu of foreclosure or other proceedings for enforcement of any mortgage, or if the holder of any mortgage acquires a lease in substitution therefor, or if the holder of any Superior Interest shall otherwise succeed to Landlord's estate in the lease or the building, or the rights of Landlord under this lease, then Tenant will, at the option to be exercised in writing by the lessor under any such master lease or other ground or underlying lease, the holder of any other Superior Interest or such purchaser, assignee or lessee, as the case may be, (i) attorn to it and will perform for its benefit all the terms, covenants and conditions of this lease on the Tenant's part to be performed with the same force and effect as if said lessor, mortgagee or such purchaser, assignee or lessee, were the landlord originally named in this lease, or (ii) enter into a new lease with said lessor, mortgagee or such purchaser, assignee or lessee, as landlord, for the remaining term of this lease and otherwise on the same terms, conditions and rentals as herein provided. The foregoing provisions shall inure to the benefit of any such successor landlord, shall apply notwithstanding that, as a matter of law, this lease may terminate upon the termination of any Superior Interest, shall be self-operative upon any such request and no further instrument shall be required to give effect to said provisions; provided, however, that upon request of any such successor landlord, Tenant shall promptly execute and deliver, from time to time, any instrument in recordable form that any successor landlord may reasonably request to evidence and confirm the foregoing provisions of this paragraph, in form and content reasonably satisfactory to each such successor landlord, acknowledging such attornment and setting forth the terms and conditions of its tenancy. Upon such attornment, this lease shall continue in full force and effect as a direct lease between such successor landlord and Tenant upon all of the then executory terms of this lease except that such successor landlord shall not be: (a) liable for any previous act or omission or negligence of any prior landlord under this lease (including, without limitation, Landlord); (b) subject to any counterclaim, demand, defense, deficiency, credit or offset which Tenant might have against any prior landlord under this lease (including, without limitation, Landlord); (c) bound by any modification, amendment, cancellation or surrender of this lease or by any prepayment of more than one month's rent or additional rent, unless such modification, cancellation, surrender or prepayment shall have been approved in writing by the successor landlord; (d) bound by any security deposit, cleaning deposit or other prepaid charge which Tenant might have paid in advance to any prior landlord under this lease (including, without limitation, Landlord), unless such payments have been received by the successor landlord; and (e) bound by any agreement of any landlord under the lease (including, without limitation, Landlord) with respect to the completion of any improvements affecting the premises, the building, the land or any part thereof or for the payment or reimbursement to Tenant of any contribution to the cost of the completion of any such improvements.

C. If the then current term of any master, ground or other underlying lease to which this lease is subordinate shall expire prior to the date set forth herein for the expiration of this lease, then, unless (i) the term of such underlying or other lease shall have been extended, which extension Landlord may arbitrarily decline to enter into, or (ii) the holder of any Superior Interest shall elect, in writing, to have Tenant attorn to it, the term of this lease shall expire on the date of the expiration of any master, ground or other underlying lease to which this lease is subordinate, notwithstanding the later termination date herein above set forth. If any such master, ground or other underlying lease is renewed or if the holder of any Superior Interest shall elect, in writing, to have Tenant attorn to it, then the term of this lease shall expire as herein above set forth and, Tenant shall attorn to the holder of such Superior Interest on the terms and conditions set forth herein for attornment.

D. From time to time, Tenant, on ten (10) days' prior written request by Landlord, will deliver to Landlord and the holder of any Superior Interest a statement in writing certifying that this lease is unmodified and is in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications) and the dates to which the rent and other charges have been paid, stating the date of expiration of the term hereof and whether any renewal options exists (and if so, the terms thereof), stating whether any defense or counterclaim to the payment of any rent exists, whether any allowance or work is due to Tenant from Landlord, stating whether or not the Landlord is in default in performance of any covenant, agreement or condition contained in this lease and, if so, specifying each such default of which Tenant may have knowledge and containing such other information as the holder of any Superior Interest may request. If Tenant shall fail to deliver such a statement within such ten (10) day period, Landlord is hereby appointed the true and lawful attorney-in-fact of Tenant, coupled with an interest, for the purpose of executing and delivering such statement on behalf of Tenant.

Nothing contained herein will be deemed to impair any right, privilege or option of the holder of any Superior Interest. If, in connection with obtaining, continuing or renewing financing or refinanceing for the building and/or the land, the lender shall request reasonable modifications to this lease as a condition to such financing or refinancing, Tenant will not unreasonably withhold, delay or defer its consent thereto, provided that such modifications do not materially and adversely increase the obligations of Tenant hereunder (except, perhaps, to the extent that Tenant may be required to give notices of any defaults by Landlord to such lender with the granting of such additional time for such curing as may be required for such lender to get possession of the said building and/or land) or materially and adversely affect the leasehold interest hereby created or the rights of Tenant thereunder. If any act or omission by Landlord shall give Tenant the right, immediately or after the lapse of time, to cancel or terminate this lease or to claim a partial or total eviction, Tenant shall not exercise any such right until: (a) it shall have given written notice of such act or omission to each holder of any Superior Interest of which it has written notice, and (b) a reasonable period for remedying such act or omission shall have elapsed following such notice (which reasonable period shall be equal to the period to which Landlord would be entitled under this lease to effect such remedy, plus an additional thirty (30) day period), provided such holder or lessor shall, with reasonable diligence, give Tenant notice of its intention to remedy such act or omission and shall commence and continue to act upon such intention.

14. CONDEMNATION

A. In the event that the whole of the demised premises shall be lawfully condemned or taken in any manner for any public or *quasi*-public use or purpose, this lease and the term and estate hereby granted shall forthwith cease and terminate as of the date of vesting of title (hereinafter referred to as the "date of taking"), and Tenant shall have no claim against Landlord for, or make any claim for, the value of any unexpired term of this lease, and the rent and additional rent shall be apportioned as of such date.

B. In the event that any part of the demised premises shall be so condemned or taken, then this lease shall be and remain unaffected by such condemnation or taking, except that the rent and additional rent allocable to the part so taken shall be apportioned as of the date of taking, provided, however, that Tenant may elect to cancel this lease in the event more than twenty-five (25%) percent of the demised premises should be so condemned or taken, provided such notice of election is given by Tenant to Landlord not later than thirty (30) days after the date when title shall vest in the condemning authority. Landlord shall promptly give Tenant copies of any notice received from the condemning authority as to vesting. Upon the giving of such notice, this lease shall terminate on the thirtieth day following the date of such notice and the rent and additional rent shall be apportioned as of such termination date. Upon such partial taking and this lease continuing in force as to any part of the demised premises, the rent and additional rent shall be diminished by an amount representing the part of said rent and additional rent properly applicable to the portion or portions of the demised premises which may be so condemned or taken. If as a result of the partial taking (and this lease continuing in force as to the part of the demised premises not so taken), any part of the demised premises not taken is damaged, Landlord agrees with reasonable promptness to commence the work necessary to restore the damaged portion to the condition existing immediately prior to the taking (subject to paragraph D below), and prosecute the same with reasonable diligence to its completion. In the event Landlord and Tenant are unable to agree as to the amount by which the rent and additional rent shall be diminished, the matter shall be determined by arbitration in New York City.

C. Nothing herein provided shall preclude Tenant from appearing, claiming, proving and receiving in the condemnation proceeding, Tenant's moving expenses, and the value of Tenant's fixtures, or Tenant's alterations, installations and improvements which do not become part of the building, or property of Landlord; or, in the case of temporary taking, so long as rent hereunder is paid to Landlord, Tenant may make a claim for rental value and damages to the demised premises (which are of a nature that Tenant is obligated hereunder to repair same) or damages to Tenant's furniture and fixtures.

D. In the event that only a part of the demised premises shall be so taken and Tenant shall not have elected to cancel this lease as above provided, the entire award for a partial taking shall be paid to Landlord, and Landlord, at Landlord's own expense, shall to the extent of the net proceeds (after deducting reasonable expenses including attorneys' and appraisers' fees) of the award restore the unaffected part of the building to substantially the same condition and tenant-ability as existed prior to the taking.

E. Until said unaffected portion is restored, Tenant shall be entitled to a proportionate abatement of rent for that portion of the premises which is being restored and is not usable until the completion of the restoration or until the said portion of the premises is used by Tenant, whichever occurs sooner. Said unaffected portion shall be restored within a reasonable time but not more than six (6) months after the taking; provided, however, if Landlord is delayed by strike, lockout, the elements, or other causes beyond Landlord's control, the time for completion shall be extended for a period equivalent to the delay. Should Landlord fail to complete the restoration within the said six (6) months or the time as extended, Tenant may elect to cancel this lease and the term hereby granted provided such notice of election is given by Tenant to Landlord not later than thirty (30) days after the end of said six (6) months of time or the time as extended.

15. REQUIREMENTS OF LAW

A. Tenant at its expense shall comply with all laws, orders and regulations of any governmental authority having or asserting jurisdiction over the premises, which shall impose any violation, order or duty upon Landlord or Tenant with respect to the premises or the use or occupancy thereof including, without limitation, compliance in the premises with New York City Local Law No. 5/73, and all City, State and Federal laws, rules and regulations on the disabled or handicapped, on fire safety and on hazardous materials. The foregoing shall not require Tenant to do structural work but shall require Tenant to perform work, including asbestos abatement and abatement of any other hazardous or toxic material that may become necessary by reason of any Tenant installation, alteration, improvement or work.

B. Tenant shall require every person engaged by him to clean any window in the premises from the outside, to use the equipment and safety devices required by Section 202 of the Labor Law and the rules of any governmental authority having or asserting jurisdiction.

C. Tenant at its expense shall comply with all requirements of the New York Board of Fire Underwriters, or any other similar body affecting the premises and shall not use the premises in a manner which shall increase the rate of fire insurance of Landlord or of any other tenant, over that in effect prior to this lease. If Tenant's use of the premises increases the fire insurance rate, Tenant shall reimburse Landlord for all such increased costs. That the premises are being used for the purpose set forth in Article 1 hereof shall not relieve Tenant from the foregoing duties, obligations and expenses.

D. It is expressly agreed that if in consequence of the use of the demises premises for manufacturing purposes any governmental authority requires alterations and additions to such premises or the building of which they are a part, Landlord, in addition to other remedies provided for in this lease, shall have the option of terminating this lease on sixty (60) days' written notice to Tenant. Upon expiration of said sixty (60) days, the term of this lease shall terminate, and Tenant shall immediately vacate the premises. In such event, Landlord shall refund to Tenant the unearned pro rata portion of any rent paid in advance. Landlord reserves the privilege of complying with any order, rule or regulation as aforementioned in order to remove such violation, if any. In such event, Tenant waives any and all claims for damages growing out of the work in the building or on the premises in connection therewith. In the event that the violation can be removed by Tenant's limiting the number of employees in the demised premises, Tenant shall so limit the number of employees immediately and no claim for damages or any loss may be made against Landlord therefor.

16. CERTIFICATE OF OCCUPANCY

Tenant will at no time use or occupy the premises in violation of the certificate of occupancy issued for the building. The statement in this lease of the nature of the business to be conducted by Tenant shall not be deemed to constitute a representation or guaranty by Landlord that such use is lawful or permissible in the premises under the certificate of occupancy for the building.

17. POSSESSION

If Landlord shall be unable to give possession of the premises on the commencement date of the term because of the retention of possession of any occupant thereof alteration or construction work, or for any other reason except as hereinafter provided, Landlord shall not be subject to any liability for such failure. In such event, this lease shall stay in full force and effect, without extension of its term. However, the rent hereunder shall not commence until the premises are available for occupancy by Tenant. If delay in possession is due to work, changes or decorations being made by or for Tenant, or is otherwise caused by Tenant, there shall be no rent abatement and the rent shall commence on the date specified in this lease. If permission is given to Tenant to occupy the demised premises or other premises prior to the date specified as the commencement of the term, such occupancy shall be deemed to be pursuant to the terms of this lease, except that the parties shall separately agree as to the obligation of Tenant to pay rent for such occupancy. The provisions of this Article are intended to constitute an "express provision to the contrary" within the meaning of Section 223(a), New York Real Property Law.

18. QUIET ENJOYMENT

Landlord covenants that if Tenant pays the rent and performs all of Tenant's other obligations under this lease, Tenant may peaceably and quietly enjoy the demised premises, subject to the terms, covenants and conditions of this lease and to the Master Lease and other Superior Interests.

19. RIGHT OF ENTRY

Tenant shall permit Landlord to erect and maintain pipes and conduits in and through the premises. Landlord or its agents shall have the right to enter or pass through the premises at all times, by master key, by reasonable force or otherwise, to examine the same, to exhibit the space to prospective tenants, purchasers, investors and lenders, and to make such repairs, installations, alterations or additions as to the building or the premises as may be required by law or as Landlord may deem necessary or desirable, and to take into and store within and upon the premises all material that may be used in connection with any such repair, installation, alteration or addition work. Such entry, storage and work in connection with any such repair, installation, alteration or addition shall not constitute an eviction (whether actual or constructive) of Tenant in whole or in part or breach of the covenant of quiet enjoyment, shall not be grounds for any abatement of rent, and shall not impose any liability on Landlord to Tenant by reason of inconvenience or injury to Tenant's business or to the demised premises. Landlord shall have the right at any time, without the same constituting an actual or constructive eviction, and without incurring any liability to Tenant, to change the arrangement and/or location of entrances or passageways, windows, corridors, elevators, stairs, toilets, or other public parts of the building, and to change the name or number by which the building is known.

20. VAULT SPACE

Anything contained in any plan or blueprint to the contrary notwithstanding, no vault or other space not within the building property line is demised hereunder. Any use of such space by Tenant shall be deemed to be pursuant to a license, revocable at will by Landlord, without diminution of the rent payable hereunder. If Tenant shall use such vault space, any fees, taxes or charges made by any governmental authority for such space shall be paid by Tenant.

21. INDEMNITY

Tenant shall defend, indemnify and hold harmless Landlord, its agents, officers, directors, shareholders, partners, principals, employees and tenants in common (whether disclosed or undisclosed) (hereinafter collectively the "Landlord Parties") from and against any and all claims, demands, liability, losses, damages, costs and expenses (including reasonable attorneys' fees and disbursements) arising from or in connection with: (a) any breach or default by Tenant in the full and prompt payment and performance of Tenant's obligations hereunder; (b) the use or occupancy or manner of use or occupancy of the demised premises by Tenant or any person claiming under or through Tenant; (c) any act, omission or negligence of Tenant or any of its subtenants, assignees or licensees or its or their partners, principals, directors, officers, agents, invitees, employees, guests, customers or contractors during the term hereof; (d) any accident, injury or damage occurring in or about the demised premises during the term hereof; (e) the performance by Tenant of any alteration in the demised premises including, without limitation, Tenant's failure to obtain any permit, authorization or license or failure to pay in full any contractor, subcontractor or materialmen performing work on such alteration; and (f) mechanics lien filed, claimed or asserted in connection with any alteration or any other work, labor, services or materials done for or supplied to, or claimed to have been done for or supplied to, or claimed to have been done for or supplied to Tenant, or any person claiming through or under Tenant. If any claim, action or proceeding is brought against any of the Landlord Parties for a matter covered by this indemnity, Tenant, upon notice from the indemnified person or entity, shall defend such claim, action or proceeding with counsel reasonably satisfactory to Landlord and the indemnified person or entity. The provisions of this Article shall survive the expiration or sooner termination of this lease.

22. LANDLORD'S LIABILITY

A. If, by reason of (i) strike, (ii) labor troubles, (iii) governmental pre-emption in connection with a national emergency, (iv) any rule, order or regulation of any governmental agency, (v) conditions of supply or demand, (vi) conditions affected by, or actions taken by Landlord or others reasonably intended to assure the health, security or safety of the building or any person in response to, war, any act of terrorism or violence (even if not directed at the building or any occupant thereof), or other national, state or municipal emergency (whether or not officially proclaimed by any governmental authority) or (vii) any other cause beyond Landlord's control, Landlord does not fulfill any obligation under this Lease or shall be unable to supply any service which Landlord is obligated to supply, this lease and Tenant's obligation to pay rent hereunder shall in no wise be affected, impaired or excused. As Landlord shall learn of the happening of any of the foregoing conditions, Landlord shall promptly notify Tenant of such event and, if ascertainable, its estimated duration, and will proceed promptly and diligently with the fulfillment of its obligations as soon as reasonably possible.

B. This lease and the obligations of Tenant hereunder shall in no way be affected because Landlord is unable to fulfill any of its obligations or to supply any service (e.g., heat, electricity, air conditioning (if Landlord is obligated hereunder to furnish the same), elevators, water), by reason of any of the causes set forth in paragraph A above. Landlord shall have the right, without incurring any liability to Tenant, to stop any service because of accident or emergency, or for repairs, alterations or improvements, necessary or desirable in the judgment of Landlord to the building or the demised premises, until such repairs, alterations or improvements shall have been completed. Landlord shall not be liable to Tenant or anyone else, for any loss or damage to person, property or business, unless due to the negligence of Landlord nor shall Landlord be liable for any latent defect in the premises or the building. Landlord or its agents shall not be liable for any damage to property of Tenant or of others entrusted to employees of the building nor for the loss of or damage to any property of Tenant by theft or otherwise. Landlord or its agents shall not be liable for any injury or damage to persons or property resulting from fire, explosion, falling ceilings, falling plaster, steam, gas, electricity, water, rain or snow or leaks from any part of said building or from the pipes, appliances or plumbing works or from the roof, street or subsurface or from any other place or by dampness or by any other cause or whatsoever nature, including but not limited to the making or repairs and improvements, unless caused by or due to the negligence of Landlord, its agents, servants or employees; nor shall Landlord or its agents be liable for any such damage caused by other tenants or persons in said building or caused by operations in construction of any private, public or quasi public work; nor shall Landlord be liable for any latent defect in the demised premises or in the building. Tenant shall give immediate notice to Landlord in case of fire or accidents in the demised premises or in the building or of defects therein or in any fixtures or equipment. TENANT AGREES TO LOOK SOLELY TO LANDLORD'S ESTATE AND INTEREST IN THE LAND AND BUILDING, OR THE LEASE OF THE BUILDING OR OF THE LAND AND BUILDING, AND THE DEMISED PREMISES, FOR THE SATISFACTION OF ANY RIGHT OR REMEDY OF TENANT FOR THE COLLECTION OF A JUDGMENT (OR OTHER JUDICIAL PROCESS) REQUIRING THE PAYMENT OF MONEY BY LANDLORD, IN THE EVENT OF ANY LIABILITY BY LANDLORD, AND NO OTHER PROPERTY OR ASSETS OF LANDLORD SHALL BE SUBJECT TO LEVY, EXECUTION OR OTHER ENFORCEMENT PROCEDURE FOR THE SATISFACTION OF TENANT'S REMEDIES UNDER OR WITH RESPECT TO THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT HEREUNDER, OR TENANT'S USE AND OCCUPANCY OF THE DEMISED PREMISES OR ANY OTHER LIABILITY OF LANDLORD TO TENANT (EXCEPT FOR NEGLIGENCE, IN WHICH CASE TENANT MAY ALSO LOOK TO THE PROCEEDS OF ANY INSURANCE CARRIED BY LANDLORD AND NOT PAYABLE UNDER INSURANCE TO BE MAINTAINED BY TENANT PURSUANT TO THE TERMS HEREOF). IN NO EVENT SHALL TENANT BE ENTITLED TO MAKE, NOR SHALL TENANT MAKE, ANY CLAIM, AND TENANT HEREBY WAIVES ANY CLAIM, FOR MONEY DAMAGES (NOR SHALL TENANT CLAIM ANY MONEY DAMAGES BY WAY OF SET-OFF, COUNTERCLAIM OR DEFENSE) BASED UPON ANY CLAIM OR ASSERTION BY TENANT THAT LANDLORD HAS UNREASONABLY WITHHELD OR UNREASONABLY DELAYED ITS CONSENT OR APPROVAL TO A PROPOSED ASSIGNMENT OR SUBLETTING AS PROVIDED FOR IN THIS LEASE.

TENANT'S SOLE REMEDY SHALL BE AN ACTION OR PROCEEDING TO ENFORCE ANY SUCH PROVISION, OR FOR SPECIFIC PERFORMANCE, INJUNCTION OR DECLARATORY JUDGMENT.

23. CONDITION OF PREMISES

Tenant expressly acknowledges that it has inspected the demised premises and is fully familiar with the physical condition thereof. Tenant agrees to accept the demised premises in their "as is" condition. Tenant acknowledges that Landlord (i) has made no representation respecting the physical condition of the demised premises, including the existence or non-existence of any hazardous substances, any defects or other matters concerning their physical condition and (ii) shall have no obligation to do any work in and to the demised premises in order to make them suitable and ready for occupancy and use by Tenant, except such "building Work" as may specifically be set forth in Exhibit B (Work Letter) annexed hereto and made part hereof.

24. SERVICES

A. Landlord shall provide no services, except as specifically set forth in this lease.

B. Tenant shall keep the demised premises clean and in good order to the satisfaction of Landlord and remove its own refuse and rubbish. Tenant agrees to employ any contractor (including Landlord's personnel or a division of Landlord or affiliates of Landlord), as Landlord may from time to time designate to remove Tenant's refuse and rubbish from the building, for any waxing, polishing and other maintenance work in the demised premises and of the Tenant's furniture, fixtures and equipment, provided that the prices charged by said contractor are comparable to the prices charged by other contractors for the same work. Tenant agrees that it shall not employ any other cleaning and maintenance contractor, nor any individual, firm or organization for such purpose without Landlord's prior written consent. If Landlord and Tenant cannot agree on whether the prices being charged by the contractor designated by the Landlord are comparable to those charged by other contractors, Landlord and Tenant shall each obtain two bona fide bids for such work from reputable contractors, and the average of the four bids thus obtained shall be the standard of comparison. Landlord shall not be obligated to provide cleaning services, except Landlord shall clean the halls, corridors and public portions of the building.

25. JURY WAIVER, DAMAGES

THE PARTIES HERETO HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF SUCH PARTIES AGAINST THE OTHER WITH RESPECT TO ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, TENANT'S USE OR OCCUPANCY OF THE DEMISED PREMISES, OR FOR THE ENFORCEMENT OF ANY REMEDY WHETHER PURSUANT TO STATUTE, IN CONTRACT OR TORT, AND IRRESPECTIVE OF THE NATURE OR BASIS OF THE CLAIM INCLUDING BREACH OF AN OBLIGATION TO MAKE ANY PAYMENT, FRAUD, DECEIT, MISREPRESENTATION OF FACT, FAILURE TO PERFORM ANY ACT, NEGLIGENCE, MISCONDUCT OF ANY NATURE OR VIOLATION OF STATUTE, RULE, REGULATION OR ORDINANCE. IF LANDLORD COMMENCES AGAINST TENANT ANY SUMMARY PROCEEDING OR OTHER ACTION TO RECOVER POSSESSION OF THE DEMISED PREMISES OR TO RECOVER ANY RENT, TENANT SHALL NOT INTERPOSE ANY COUNTERCLAIM OF WHATEVER NATURE OR DESCRIPTION IN ANY SUCH PROCEEDING OR ACTION. NO DAMAGES SHALL BE AWARDED AND TENANT HEREBY WAIVES ANY CLAIM FOR DAMAGES (WHETHER ACTUAL, COMPENSATORY, CONSEQUENTIAL, SPECIAL OR PUNITIVE) IN ANY ACTION OR PROCEEDING (WHETHER JUDICIAL OR AN ARBITRATION) RELATING TO LANDLORD'S WITHHOLDING, DELAYING OR CONDITIONING ANY CONSENT OR APPROVAL OR THE REASONABLENESS OF ANY SUCH WITHHOLDING, DELAY OR CONDITION.

26. NO WAIVER, ETC.

No act or omission of Landlord or its agents shall constitute an actual or constructive partial or total eviction or give rise to a right of Tenant to terminate this Lease or receive an abatement of any portion of its rent, or to be relieved of any other obligation hereunder or to be compensated for any loss or injury suffered by it, except as otherwise explicitly set forth herein. In the event that any payment herein provided for by Tenant to Landlord shall become overdue for a period in excess of ten (10) days, then at Landlord's option a "late charge" shall become due and payable to Landlord, as additional rent, from the date it was due until payment is made at the following rates: for individual and partnership Tenants, said late charge shall be computed at the maximum legal rate of interest; for corporate or governmental entity Tenants the late charge shall be computed at two (2%) percent per month unless there is an applicable maximum legal rate of interest which then shall be used. No act or omission of Landlord or its agents shall constitute acceptance of a surrender of the premises, except a writing signed by Landlord. The delivery of keys to Landlord or its agents shall not constitute a termination of this lease or a surrender of the premises. Acceptance by Landlord of less than the rent herein provided shall at Landlord's option be deemed on account of earliest rent remaining unpaid. No endorsement on any check, or letter accompanying rent, shall be deemed an accord and satisfaction, and such check may be cashed without prejudice to Landlord. No waiver of any provision of this lease shall be effective, unless such waiver be in writing signed by Landlord. This lease contains the entire agreement between the parties, and no modification thereof shall be binding unless in writing and signed by the party concerned. Tenant shall comply with the rules and regulations set forth on Schedule A attached hereto and made a part hereof, and any reasonable modifications thereof or additions thereto. Landlord shall not be liable to Tenant for the violation of such rules and regulations by any other tenant. Failure of Landlord to enforce any provision of this lease, or any rule or regulation, shall not be construed as the waiver of any subsequent violation of a provision of this lease, or any rule or regulation. This lease shall not be affected by nor shall Landlord in any way be liable for the closing, darkening or bricking up of windows in the premises, for any reason, including as the result of construction on any property of which the premises are not a part or by Landlord's own acts.

27. OCCUPANCY AND USE BY TENANT

A. Tenant acknowledges that its continued occupancy of the demised premises, and the regular conduct of its business therein, are of utmost importance to the Landlord in the renewal of other leases in the building, in the renting of vacant space in the building, in the providing of electricity, air conditioning, steam and other services to the tenants in the building, and in the maintenance of the character and quality of the tenants in the building. Tenant therefore covenants and agrees that it will occupy the entire demised premises, and will conduct its business therein in the regular and usual manner, throughout the term of this lease. Tenant acknowledges that Landlord is executing this lease in reliance upon these covenants, and that these covenants are a material element of consideration inducing the Landlord to execute this lease. Tenant further agrees that if it vacates the demised premises or fails to so conduct its business therein, at any time during the term of this lease, without the prior written consent of the Landlord, then all rent and additional rent reserved in this lease from the date of such breach to the expiration date of this lease shall become immediately due and payable to Landlord.

B. The parties recognize and agree that the damage to Landlord resulting from any breach of the covenants in subdivision (A) hereof will be extremely substantial, will be far greater than the rent payable for the balance of the term of this lease, and will be impossible of accurate measurement. The parties therefore agree that in the event of a breach or threatened breach of the said covenants, in addition to all of Landlord's other rights and remedies, at law or in equity or otherwise, Landlord shall have the right of injunction to preserve Tenant's occupancy and use. The words "become vacant or deserted" as used elsewhere in this lease shall include Tenant's failure to occupy or use as by this Article required

C. If Tenant breaches either of the covenants in subdivision (A) above, and this lease shall be terminated because of such default, then, in addition to Landlord's right of reentry, restoration, preparation for and rerental, and anything elsewhere in this lease to the contrary notwithstanding, Landlord shall retain its right to judgement on and collection of Tenant's aforesaid obligation to make a single payment to Landlord of a sum equal to the total of all rent and additional rent reserved for the remainder of the original term of this lease, subject to future credit or repayment to Tenant in the event of any rerenting of the premises by Landlord, after first deducting from rerental income all expenses incurred by Landlord in reducing to judgment or otherwise collecting Tenant's aforesaid obligation, and in obtaining possession of restoring, preparing for and re-letting the premises. In no event shall Tenant be entitled to a credit or repayment for rerental income which exceeds the sums payable by Tenant hereunder or which covers a period after the original term of this lease.

D. Tenant shall not obstruct or permit the obstruction of the light, halls, areas, roof, stairway or entrances to the building, and will not affix, erect or inscribe any signs, projections, awnings, signals or advertisements of any kind to any part of the premises including the inside or outside of the windows or doors thereof and will not paint the outside of the doors thereof or the inside or outside of the windows thereof unless and until the style, size, color, construction and location thereof have been approved in writing by Landlord. Landlord shall have the right to withdraw such approval at any time and to require Tenant to remove any such signs, projections, awnings, signals or advertisements. Landlord also reserves to itself the sole right to designate the person, firm or corporation which shall do the work of lettering and erecting of any and all signs to be affixed to the premises or the building. In the event that said work is done by Tenant through any person, firm or corporation, other than that designated by Landlord, Landlord is hereby given the right to remove said signs without being liable to Tenant by reason thereof and to charge the cost of so doing to Tenant as additional rent payable on the first day of the next following month, or at Landlord's option, on the first day of any subsequent month.

28. NOTICES

A. In order to be effective, any notice, demand, consent or approval (a "Notice") hereunder shall be in writing (except as otherwise expressly stated herein) and signed by the party giving such Notice. The attorneys for the parties are authorized to give any Notice which may be given by the parties themselves hereunder. Any Notice in writing, except as otherwise provided in the preceding sentence, shall be personally delivered, sent by a nationally recognized courier service or mailed by registered or certified mail, return receipt requested, addressed as follows:

If to Landlord:

c/o Helmsley-Spear, Inc.
60 East 42nd Street
New York, New York 10165
Attention: Mr. Irving Schneider

with a copy sent simultaneously and in like manner to:

Phillips Nizer LLP
666 Fifth Avenue
New York, New York 10103-0084
Attention: Lawrence B. Simon, Esq.

If to Tenant, at:

Attention:

Notices in writing shall be deemed given three days after mailing same by certified mail, return receipt requested, the next business day if the Notice is sent by overnight courier or the same day if the Notice is sent by hand so that it is received during normal business hours. Each party shall have the right to change its address for Notices by giving Notice in the manner set forth herein, provided, however, Notice of a change in address shall not be deemed delivered until actually received.

29. WATER

Tenant shall pay the amount of Landlord's cost for all water used by Tenant for any purpose other than ordinary lavatory uses, and any sewer rent or tax based thereon. Landlord may install a water meter to measure Tenant's water consumption for all purposes and Tenant agrees to pay for the installation and maintenance thereof and for water consumed as shown on said meter. If water is made available to Tenant in the building or the demised premises through a meter which also supplies other premises, or without a meter, then Tenant shall pay to Landlord $ NONE per month for water.

30. SPRINKLER SYSTEM

If there shall be a "sprinkler system" in the demised premises for any period during this lease, Tenant shall pay $ NONE per month, for sprinkler supervisory service. If such sprinkler system is damaged by any act or omission of Tenant or its agents, employees, licensees or visitors, Tenant shall restore the system to good working condition at its own expense. If the New York Board of Fire Underwriters, the New York Fire Insurance Exchange, the Insurance Services Office or any governmental authority requires the installation or any alteration to a sprinkler system by reason of Tenant's occupancy or use of the premises, including any alteration necessary to obtain the full allowance for a sprinkler system in the fire insurance rate of Landlord, or for any other reason, Tenant shall made such installation or alteration promptly, and at its own expense.

31. HEAT, ELEVATOR, ETC.

A. Landlord shall provide elevator service during all usual business hours (8 A.M. to 6 P.M.), including Saturdays from 8 A.M. until 1 P.M., except on Sundays, State holidays, Federal holidays, or building Service Employees Union Contract holidays. Landlord shall furnish heat to the premises during the same hours on the same days in the cold season in each year. Landlord, its cleaning contractor and their employees shall have after-hours access to the demised premises and the use of Tenant's light, power and water in the demised premises as may be reasonably required for the purpose of cleaning the demised premises. Landlord may remove Tenant's extraordinary refuse from the building and Tenant shall pay the cost thereof. If the elevators in the building are manually operated, Landlord may convert to automatic elevators at any time, without in any way affecting Tenant's obligations hereunder.

B. In no event shall Landlord be required to furnish heat, air-conditioning or ventilation during hours other than those as set forth in paragraph A above; provided, however, that Landlord shall provide after-hours air-conditioning or after-hours heating at Landlord's then existing schedule of rates for overtime air-conditioning and after-hours heating for tenants in the building, provided that Tenant shall give notice to Landlord, requesting such after-hours air-conditioning or heating, prior to 3:00 p.m. in the case of after hours service on weekdays and prior to 1:00 p.m. on Fridays in the case of after-hours service on weekends

32. SECURITY DEPOSIT

*

A. Tenant has deposited with Landlord the sum of $14,386.00 as security for the performance by Tenant of the terms of this lease. Landlord may use any part of the security to satisfy any default of Tenant and any expenses arising from such default, including but not limited to any damages or rent deficiency before or after re-entry by Landlord. Tenant shall, upon demand, deposit with Landlord the full amount so used, in order that Landlord shall have the full security deposit on hand at all times during the term of this lease. If Tenant shall comply fully with the terms of this lease, the security shall be returned to Tenant after the date fixed as the end of this lease. In the event of a sale or lease of the building containing the premises, Landlord may transfer the security to the purchaser or tenant, and Landlord shall thereupon be released from all liability for the return of the security. This provision shall apply to every transfer or assignment of the security to a new Landlord. Tenant shall no legal power to assign or encumber the security herein described.

B. In lieu of the cash security deposit referred to in paragraph A hereof, upon the approval of Landlord, upon the execution of this lease, Tenant shall deposit with Landlord as security for the faithful performance and observance by Tenant of the terms, provisions and conditions of this lease an unconditional, irrevocable letter of credit issued or confirmed by a banking organization which is a member of the New York

* Tenant shall receive a return of $4,795.00 of security as of 10/1/01 PROVIDED TENANT IS NOT IN DEFAULT.

INITIAL HERE

Clearinghouse Association (or any successor thereto) in the amount of such cash security deposit, which letter of credit shall provide that (i) it may be presented at a branch located in New York County for payment, (ii) it shall be automatically renewed for successive periods the last of which shall expire not less than 30 days following the last date on which the term hereof may, under any condition, expire, (iii) it shall be freely transferable upon any assignment of this lease by Landlord and any transfer fee shall be charged to the account of the account party, (iv) it shall be payable upon sight draft only, and (v) it shall be payable in full or in part from time to time.

C. If the security deposit is in the form of cash, Landlord may, in its sole discretion, hold such security in an interest-bearing savings account, in which case Tenant shall be entitled to the interest earned thereon annually, less the maximum administrative fee allowed by law to which Landlord shall be entitled.

D. If the security deposit is in the form of the letter of credit, Tenant shall pay to Landlord, on demand and as additional rent hereunder, all fees and charges paid by Landlord to the bank issuing the letter of credit or any portion thereof in connection with the transfer of same to any future owner of the building. In the event of a default by Tenant of any of the terms, provisions or conditions of this lease, Landlord shall be permitted to draw down the entire amount of the letter of credit or any portion thereof and apply the proceeds (or a portion thereof in accordance with the terms and provisions hereinafter set forth). Landlord shall also have the right to draw down the entire amount of the letter of credit in the event that Landlord receives notice that the date of expiry of the letter of credit will not be extended by the issuing bank.

E. It is agreed that in the event Tenant defaults in respect of any of the terms, provisions and conditions of this lease, including, but not limited to, the payment of fixed annual rent and additional rent, Landlord may use, apply or retain the whole or any part of the security so deposited to the extent required for the payment of any fixed annual rent and additional rent or any other sum as to which Tenant is in default or for any sum which Landlord may expend or may be required to expend by reason of Tenant's default in respect of any of the terms, covenants and conditions of this lease, including, but not limited to, any damages or deficiency in the reletting of the demised premises, whether such damages or deficiency accrued before or after summary proceedings or other re-entry by Landlord. In the event that Tenant shall fully and faithfully comply with all of the terms, provisions, covenants and conditions of this lease, the security deposit (whether at that time in the form of the letter of credit or cash) shall be returned to Tenant after the date fixed as the end of the Lease and after delivery of entire possession of the demised premises to Landlord in the condition required hereunder. In the event of a sale of the land and building or leasing of the building, Landlord shall have the right to transfer the security to the vendee or lessee and Landlord shall thereupon be released by Tenant from all liability for the return of such security; and Tenant agrees to look solely to the new owner for the return of said security, and it is agreed that the provisions hereof shall apply to every transfer or assignment made of the security to a new owner. Tenant further covenants that it shall not assign or encumber or attempt to assign or encumber the monies or the letter to credit deposited herein as security and that neither Landlord nor its successors or assigns shall be bound be any such assignment, encumbrance, attempted assignment or attempted encumbrance. In the event Landlord applies or retains any portion or all of the security deposited (in cash or by letter of credit), Tenant shall forthwith restore the amount so applied or retained so that at all times the amount deposited shall be the amount hereinabove set forth then required to be maintained as the security deposit, exclusive of accrued interest.

33. RENT CONTROL

In the event the fixed annual rent or additional rent or any part thereof provided to be paid by Tenant under the provisions of this lease during the demised term shall become uncollectible or shall be reduced or required to be reduced or refunded by virtue of any Federal, State, County or City law, order or regulation, or by any direction of a public officer or body pursuant to law, or the orders, rules, codes or regulations of any organization or entity formed pursuant to law, whether such organization or entity be public or private, then Landlord, at its option, may at anytime thereafter terminate this lease, by not less than thirty (30) days' written notice to Tenant, on a date set forth in said notice, in which event this lease and the term hereof shall terminate and come to an end on the date fixed in said notice as if the said date were the date originally fixed herein for the termination of the demised term. Landlord shall not have the right so to terminate this lease if Tenant within such period of thirty (30) days shall in writing lawfully agree that the rentals herein reserved are a reasonable rental and agree to continue to pay said rentals, and if such agreement by Tenant shall then be legally enforceable by Landlord.

34. SHORING

Tenant shall permit any person authorized to make an excavation on land adjacent to the building containing the premises to do any work within the premises necessary to preserve the wall of the building from injury or damage, and Tenant shall have no claim against Landlord for damages or abatement of rent by reason thereof.

35. EFFECT OF CONVEYANCE, ETC.

If the building containing the premises shall be sold, transferred or leased, or the ease thereof transferred or sold, Landlord shall be relieved of all future obligations and liabilities hereunder and the purchaser, transferee or tenant of the building shall be deemed to have assumed and agreed to perform all such obligations and liabilities of Landlord hereunder. In the event of such sale, transfer or lease, Landlord shall also be relieved of all existing obligations and liabilities hereunder, provided that the purchaser, transferee or tenant of the building assumes in writing such obligations and liabilities.

36. RIGHTS OF SUCCESSORS AND ASSIGNS

This lease shall bind and inure to the benefit of the heirs, executors, administrators, successors, and, except as otherwise provided herein, the assigns of the parties hereto. If any provision of any Article of this lease or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of that Article, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each provision of said Article and of this lease shall be valid and be enforced to the fullest extent permitted by law.

37. CAPTIONS

The captions herein are inserted only for convenience, and are in no way to be construed as a part of this lease or as a limitation of the scope of any provision of this lease.

38. LEASE SUBMISSION

Landlord and Tenant agree that this lease is submitted to Tenant on the understanding that it shall not be considered an offer and shall not bind Landlord in any way unless and until (i) Tenant has duly executed and delivered duplicate originals thereof to Landlord and (ii) Landlord has executed and delivered one of said originals to Tenant.

39. ELEVATORS AND LOADING

A. There shall be no major loading or unloading in the building between 8:00 a.m. and 5:30 p.m. or on any Saturday, Sunday or holiday. Tenant acknowledges it has been advised that the freight elevators servicing the building can be used from 8:00 a.m. to 5:30 p.m. on business days and 8:00 a.m. to 1:00 p.m. on Saturdays, only for less than truckload deliveries which will not unreasonably interfere with use of the freight elevator by or on behalf of Landlord and the other tenants of the building.

B. It is the intention of Landlord to maintain in the building, operatorless automatic control elevators. However, Landlord may, at its option, maintain in the building either manually operated elevators or operatorless automatic control elevators or part one and part the other, and Landlord shall have the right from time to time during said term, to change, in whole or in part, from one to the other without notice to Tenant and without in any way constituting an eviction of Tenant or affecting the obligations of Tenant hereunder or incurring any liability to Tenant hereunder.

40. BROKERAGE

Tenant represents and warrants that it neither consulted nor negotiated with any broker or finder with regard to the demised premises other than Helmsley-Spear, Inc. and NONE. Tenant agrees to indemnify, defend and save Landlord harmless from and against any claims for fees or commissions from anyone other than Helmsley-Spear, Inc. and NONE with whom Tenant has dealt in connection with the demised premises or this lease. Landlord agrees to pay any commission or fee owing to the aforesaid Helmsley-Spear, Inc. and NONE pursuant to separate agreements with them. Nothing in this Article 40 shall be construed to be a third party beneficiary contract.

41. ARBITRATION

In each case specified in this lease in which resort to arbitration shall be required, such arbitration (unless otherwise specifically provided in other Sections of this Lease) shall be in Manhattan in accordance with the Commercial Arbitration Rules of the American Arbitration Association and the provisions of this lease, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

42. INSURANCE

The following requirements (collectively, the "Insurance Requirements") shall be complied with by Tenant at all times during the term hereof:

A. At all times during the term hereof, Tenant shall maintain, at Tenant's expense, the following insurance coverage:

(i) all risk property insurance, including theft and, if applicable, boiler and machinery coverage, written at replacement cost value in an adequate amount to avoid coinsurance and a replacement cost endorsement insuring Tenant's trade fixtures, furnishings, equipment and all items of personal property of Tenant and including property of Tenant's customers or clients, as the case may be, located in the demised premises;

(ii) broad form commercial general liability insurance written on a per occurrence basis with a per occurrence limit of not less than $3,000,000 and with other limits reasonably satisfactory to Landlord;

(iii) business interruption insurance covering risk of loss due to the occurrence of any of the hazards covered by the insurance to be maintained by Tenant described in paragraph A(i) with coverage in a face amount of not less than the aggregate amount, for a period of 12 months following the insured-against peril, of 100% of all fixed annual rent and additional rent to be paid by Tenant under this Lease;

(iv) worker's compensation insurance and employer's liability coverage in statutory limits, and New York State disability insurance as required by law, covering all employees; and

(v) such other coverage as Landlord may reasonably require with respect to the demised premises, its use and occupancy and the conduct or operation of business therein.

Landlord may, from time to time, but not more frequently than once every year, adjust the minimum limits set forth above.

B. All insurance policies to be maintained as set forth above (i) shall be issued by companies of recognized responsibility, licensed and admitted to do business in the State of New York, reasonably acceptable to Landlord, and maintaining a rating of A-/XII or better in Best's Insurance Reports-Property-Casualty (or an equivalent rating in any successor index adopted by Best's or its successor), (ii) shall provide that they may not be canceled or modified unless Landlord and all additional insureds and loss payees thereunder are given at least thirty (30) days prior written notice of such cancellation or modification, (iii) shall name, as additional insureds, Landlord, the managing agent of the building and any other person or entity whose name and address shall have been furnished to Tenant and (iv) shall be primary and non-contributory in all respects. All policies providing fire and extended coverage property insurance coverage pursuant to paragraph A(i) shall name Landlord as loss payee with respect to improvements and alterations, and shall name Tenant as loss payee with respect to Tenant's property.

C. Prior to the Commencement Date, Tenant shall deliver to Landlord certificates of insurance for the insurance coverage required by paragraph A and, if required by Landlord, copies of the policies therefor, in each case in form and providing for deductibles reasonably satisfactory to Landlord. Tenant shall procure and pay for

INITIAL HERE

renewals of such insurance from time to time before the expiration thereof, and Tenant shall deliver to Landlord certificates of renewal at least thirty (30) days before the expiration of any existing policy. If Tenant fails to procure or maintain any insurance required by this Lease and to pay all premiums and charges therefor, Landlord may (but shall not be obligated to) pay the same, and Tenant shall reimburse Landlord, within twenty (20) days after demand, for all such sums paid by Landlord. Any such payment shall not cure or waive any default by Tenant in the performance of its obligations hereunder, nor shall the foregoing right of Landlord to make such payment in any way limit, reduce, diminish or impair the rights of Landlord under the terms of this Lease or at law or in equity arising as a result of any such default.

D. Tenant shall not carry separate or additional insurance, concurrent in form or contributing in the event of any loss or damage with any insurance required to be obtained by Tenant under this Lease unless the parties required by paragraph B above to be named as additional insured's or loss payees thereunder are so named. Tenant may carry any insurance coverage required of it hereunder pursuant to blanket policies of insurance so long as the coverage afforded Landlord and the other additional insured's or loss payees thereunder, as the case may be, shall not be less than the coverage that would be provided by direct policies.

Tenant agrees to include, if obtainable at no additional cost, in its fire insurance policy or policies on its furniture, furnishings, fixtures and other property removable by Tenant under the provisions of its lease of space in the building appropriate clauses pursuant to which the insurance company or companies (i) waive the right of subrogation against Landlord and/or any tenant of space in the building with respect to losses payable under such policy or policies and/or (ii) agree that such policy or policies shall not be invalidated should the insured waive in writing prior to a loss any or all right of recovery against any party for losses covered by such policy or policies. But should any additional premium be exacted for any such clause or clauses, Tenant shall be released from the obligation hereby imposed unless Landlord or the other tenants shall agree to pay such additional premium.

43. CHANGE OF LOCATION

A. Tenant covenants and agrees that Landlord shall have the absolute and unqualified right, upon notice to Tenant, to designate as the demised premises that part of any other floor in the building that approximately corresponds to the premises demised hereunder; provided, however, (a) Landlord may exercise this right only once during the term of this lease, (b) such substituted space (hereinafter called "Substituted Space") shall be the equivalent in the appearance of the demised premises upon completion of Landlord's work, if any, to make the Substitute Space ready for Tenant's occupancy and (c) Landlord shall move Tenant to the Substituted Space at Landlord's cost. Such notice shall specify and designate the Substituted Space so substituted for the demised premises. Notwithstanding such substitution of space, this lease and all the terms, provisions, covenants and conditions contained in this lease shall remain and continue in full force and effect, except that the demised premises shall be and be deemed to be such substituted space, with the same force and effect as if the Substituted Space were originally specified in this lease as the premises demised hereunder.

B. In the event of the substitution of space as provided in paragraph A above, Tenant, upon six (6) months' prior written notice given by Landlord to Tenant, shall move to the Substituted Space at Landlord's expense, and upon failure of Tenant to so move to the Substituted Space, Landlord may, as Tenant's agent, remove Tenant from the demised premises to the Substituted Space. Failure of Tenant to move to the Substituted Space pursuant to this Article shall be deemed a substantial breach of this lease.

C. Following such substitution of space (pursuant to this Article) if any, Landlord and Tenant shall, promptly at the request of either party, execute and deliver an agreement in recordable form setting forth such substitution of space and the effective date thereof.

44. LATE CHARGES

If Tenant shall fail to pay all or any part of any installment of fixed annual rent or additional rent for more than ten (10) days after the same shall have become due and payable, Tenant shall pay, upon demand, as additional rent hereunder to Landlord a late charge of four ($.04) cents for each dollar of the amount of such fixed annual rent or additional rent which shall not have been paid to Landlord within such ten (10) days after becoming due and payable. Tenant acknowledges that the payment of rent after the date when first due shall result in loss and injury to

Landlord the exact amount of which is not susceptible of reasonable calculation and that the aforesaid amount of late charge represents a reasonable estimate of such losses and injury under the circumstances, especially after taking into account the grace period hereby afforded Tenant before such late charge is to be imposed. The late charge payable pursuant to this Article 44 shall be without prejudice to any of Landlord's rights and remedies hereunder at law and equity for non-payment or late payment of rent or other sums and in addition to any such rights and remedies, including the right to institute and prosecute a proceeding under Article 7 of the Real Property Actions and Proceedings Law. No failure by Landlord to insist upon the strict performance by Tenant of Tenant's obligation to pay late charges as provided in this Article shall constitute a waiver by Landlord of its right to enforce the provisions of this Article in any instance thereafter occurring. The provisions of this Article shall not be construed in any way to extend the grace periods or notice periods provided for elsewhere in this lease.

45. ENVIRONMENTAL COMPLIANCE

A. (i) Tenant shall comply with all federal, state and local environmental protection and regulatory laws applicable to the demised premises.

(ii) Tenant shall not use, generate, manufacture, store or dispose of any hazardous substance on, under or about the demised premises or the building nor transport any hazardous substance thereto. Tenant shall immediately advise the Landlord, in writing of any and all enforcement, clean-up, remediation, removal or other governmental or regulatory actions instituted, completed or threatened pursuant to any applicable laws relating to any hazardous substances; and all claims, made or threatened by any person (including a governmental authority) against the demised premises, Tenant or Landlord relating to any damage, injury, costs, remedial action or cost recovery compensation arising out of or due to the existence of any hazardous substance in or about the demised premises or the building.

B. Tenant shall defend, indemnify and hold Landlord harmless from and against all actions, causes of action, claims, lawsuits, administrative proceedings, hearings, judgments, awards, fines, penalties, costs (including legal, engineers', experts', investigatory and consulting fees), damages, remediation activities and clean-up costs, liens, and all other liabilities incurred by Landlord whenever incurred, arising out of any Tenant's act or failure to act resulting in (i) the existence or presence (or alleged existence or presence) on or about the building of any hazardous substance or the release of any hazardous substance into the environment; (ii) any personal injury or property damage resulting from any hazardous substance in or about the building; (iii) the violation of any federal, state or municipal environmental protection or regulatory law; or (iv) the commencement or prosecution of any judicial or administrative procedure arising out of any claims under any federal, state or municipal environmental protection or regulatory law or common law cause of action in which Landlord is named a party or in which it may intervene. Tenant shall remove all hazardous substances from the demised premises upon the expiration or earlier termination of the term hereof and such removal shall be performed in accordance with all applicable laws. The obligations of Tenant under this paragraph B shall survive the expiration or earlier termination of the term hereof.

C. "Hazardous substance" means any hazardous substance as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 *et seq.*, as amended by the Superfund Amendments and Reauthorization Act of 1986; hazardous waste as defined in the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §§ 6901 *et seq.*, as any of the foregoing may be amended or superseded; oil; petroleum product, derivative, compound or mixture; mineral, including asbestos; chemical; gas; medical waste; polychlorinated biphenyls (pcb's); methane; radon; radioactive material; volatile hydrocarbons; or other material, whether naturally occurring, man-made or the by-product of any process, which is toxic, harmful or hazardous or acutely hazardous to the environment or public health or safety; or any other substance the existence of which on or at any property would be the basis for a claim for damages, clean-up costs or remediation costs, fine, penalty or lien under any federal, state or municipal environmental protection or regulatory law or applicable common law.

46. LEASE FULLY NEGOTIATED

In construing this lease, it shall be deemed to be a document fully negotiated and drafted jointly by counsel to Landlord and counsel to Tenant and the authorship of any term or provision hereof shall not be deemed germane to its meaning. The existence or non-existence in any prior draft hereof of any term or provision whether included herein or not shall not be relevant to the establishment of the intent of the parties hereto or the meaning of any term or provision hereof and may not be used as evidence to establish any such intent or meaning.

47. SMOKING RESTRICTIONS

Landlord reserves and shall have the right to restrict to certain designated areas within the premises or to prohibit altogether smoking of cigarettes, cigars, other tobacco products or any other substances and the use of pipes and other paraphernalia for such purposes. Without limiting Landlord's rights under the preceding sentence, Tenant shall enforce within the premises the provisions of Local Law 5 of 1995.

48. ADDITIONAL DEFINITIONS

The term "real estate taxes" shall, in addition to the items referred to in Article 2, include assessments, impositions and levies imposed by business special tax districts. "Business days" shall mean all days, except Saturdays, Sundays, and all days celebrated as holidays under union contracts applicable to the building. The words "herein," "hereof," "hereto," "hereunder" and similar words shall be interpreted as being references to this lease as a whole and not merely the clause, paragraph, Section or Article in which such word appears. The term "demised premises" is used interchangeably with the term "premises". The words "shall" and "will" are interchangeable, each imposing a mandatory obligation upon the party to whom such verb applies. The words ""include" and "including" shall be interpreted to mean "including, without limitation." The word "control" and the variations thereof used in this lease shall have the meanings ascribed to them under the Securities Act of 1933, as amended, and the regulations promulgated under it. Wherever appropriate in this lease, personal pronouns shall be deemed to include the other genders and the singular or plural of any defined term or other word shall, as the context may require, be deemed to include, as the case may be, either the singular or the plural. All Article and paragraph and subsection references set forth herein shall, unless the context otherwise specifically requires, be deemed references to the Articles, paragraphs and subsections of this lease. Wherever herein Tenant is required to comply with laws, orders and regulations of any governmental authority having or asserting jurisdiction over the demised premises, such laws, orders and regulations shall include, as and where applicable to the demised premises: the Americans with Disabilities Act of 1990, Local Law 5/1973, Local Laws 16/1984, and 16/1987, Local Law 58/1987, Local Law 76/1985 and Local Law 80/1985, as each may be amended and any successor statutes of like or similar import. References to Landlord as having no liability to Tenant or being without liability to Tenant shall mean that, except as otherwise provided in this lease, Tenant is not entitled to terminate this lease, or to claim actual or constructive eviction, partial or total, or to receive any abatement or diminution of rent, or to be relieved in any manner of any of its other obligations hereunder, or to be compensated for loss or injury suffered or to enforce any other kind of liability whatsoever against Landlord under or with respect to this lease or with respect to tenant's use or occupancy of the demised premises.

49. It is understood and agreed that the lease is submitted to Tenant with the understanding that is shall not be considered an offer and shall not bind Landlord or tenant in any ay until (i) Tenant has duly executed and delivered duplicated originals to Landlord (ii) Landlord has executed and delivered one of said originals to Tenants.

IN WITNESS WHEREOF, Landlord and Tenant have executed this lease as of the day and year first above written.

1350 BROADWAY ASSOCIATES

HELMSLEY-SPEAR, INC. AGENTS

LANDLORD:

BY: ______________________

Chief Operating Officer

TENANT: **TRADINGS.NET, INC.**

BY: ______________________

DANNY YAKEL
CEO

EXHIBIT A

to Lease dated **AUGUST 6, 2003**

between

1350 BROADWAY ASSOCIATES , Landlord

and

TRADINGS.NET, INC. Tenant

Diagram of Demised Premises



AVE. OF AMERICAS
WEST 35th ST.
WEST 36th ST.
INITIAL HERE
1004
1004A
1006
1010+12
BROADWAY
1350 BROADWAY
NEW YORK, N.Y.
(212) 244-3125
HELMSLEY-SPEAR, Inc.
AGENTS
PLAN OF 10th FLOOR
6-1-99
floor 10

7614

ADDITIONAL CLAUSES ATTACHED AND FORMING A PART OF LEASE DATED AUGUST 6, 2003 BETWEEN 1350 BROADWAY ASSOCIATES AND TRADINGS.NET, INC.

A.

1. The Landlord will supply through its system chilled water at a temperature in the approximate range of 45 degrees Fahrenheit to 50 degrees Fahrenheit throughout the cooling season, to wit, April 15 to October 15 in each year, on regular business days. Monday through Friday from 8:00 a.m. to 6:00 p.m.

2. Landlord may elect from time to time, to commence the cooling season on a date earlier than that specified above and/or extend the cooling season beyond the date specified in some clause. In either or both such events, Tenant agrees it will avail itself to the cooling season aforementioned. In such event, Tenant covenants and agrees to pay to Landlord as additional rent for the chilled water to be supplied by Landlord prior to and/or subsequent to the cooling season aforementioned, a sum equal to that proportioned of the annual additional rent payable as herein provided for chilled water service furnished during the cooling season specified in this clause, that the number of days during which the Landlord furnishes the chilled water services prior to and/or subsequent to such cooling season bears to the total number of days in the cooling season aforementioned. Such sum shall be in addition to all the other sums payable under this lease, including but not limited to the annual additional rent payable for chilled water service during the cooling season aforementioned, the same shall be due and payable on demand.

B. For the chilled water service to be supplied by the Landlord, the Tenant agrees throughout the term of this lease to pay the Landlord as additional rent, (aggregating the sum of **$1,373.25** per annum for the space in the demised premises to be air-cooled by the system, and Tenant agrees to pay such additional rent in twelve (12) monthly installments of **$114.43** in advance on the first day of each month for the duration of this lease. However, during any continued occupancy of said premises by the Tenant after the expiration of said lease, Tenant agrees to pay the building's prevailing rate for the chilled water service during the full term of the continued occupancy. Payment to be made in the same manner as heretofore. If either of said dates shall be other than the first day of the month, the monthly installments of additional rent for that month shall be prorated. Electric current to operate the installation shall be paid for by the Tenant as herein in this lease provided.

C. 1. Landlord shall have no responsibility or liability for failure to supply chilled water for the operation of the installation or for failure to perform any agreement contained herein, when prevented from doing so by strikes, accident or by any cause beyond Landlord's control, or by laws, orders or regulations of any Federal, State, County or Municipal Authority or other governmental authority or by failure of water, steam electric supply or inability by exercise of reasonable diligence, to obtain water, steam or electricity.

2. Landlord reserves the right to stop service of furnishing chilled water for air cooling system when necessary by reason of accident or emergency, or for repairs, alterations, replacements, or improvements which in the judgement of the Landlord are desirable or necessary to be made to the chilled water circulating system or to the demised premises or to the building of which the demised premised are apart, until such repairs, alterations, replacements or improvements shall have been completed.

3. In the event Tenant defaults in paying additional rent herein provided for the furnishing of chilled water when such additional rent becomes due, or in the event Tenant fails to pay any other sum or charge payable hereunder when due (which said charge is hereby declared to be additional rent), then Landlord, without waiving any of the rights and remedies granted to it by this lease, or by law, and without further notice, may discontinue the service of furnishing such chilled water to the demised premises without Landlord or Landlord's agent incurring any liability for damage or loss sustained by the Tenant by such discontinuance of service, and Landlord may sue for and collect any sum to be paid by Tenant.

D. Landlord will, without charge and as an accommodation to Tenant, attend to the regular lubrication of the installation, during regular business hours, after same is connected to the Landlord's system, and, in addition, Landlord will install filters in such installation, which filters are to be furnished by and at the expense of the

Landlord shall not be liable to Tenant for damage resulting from any delays or omissions in connection with such lubrication or the service to be rendered pursuant to this sub-division.

E. Tenant agrees to indemnify and hold the Landlord safe and harmless from and against any injury or damage to the demised premises or to the building of which the demised premises are a part, and from and against any and all claims for injury or damage to property which may be asserted against the Landlord, if any such injury or damage is caused by the installation, connection, operation and maintenance of Tenant's air cooling equipment.

F. If on the date hereof, the unit has already been installed and connected with Landlord's system, then all of the provisions of this article shall nevertheless be applicable with the same force and effect as though the installation was a new installation, and the additional rent payable hereunder for the chilled water shall commence on the commencement of the term of this lease.

G. Landlord agrees to allocate the amount of gallons of water normally required for an installation appropriate for the size of the demised premises.

H. It is further understood and agreed that the complete chilled water air cooling machinery, equipment, and all parts hereto, is and remain at all times the property of the Landlord.

I. Landlord is in no way obligated to replace any or all of the air conditioning system in the premises if any governmental regulations require the installation of any additional equipment or fixtures.

J. 1. It is understood and agreed that the Landlord's obligation under this article is to supply chilled water to the demised premises through the Landlord's chilled water system.

2. Tenant may use any air conditioning equipment presently in the demised premises.

3. Any necessary repairs or replacements of any air conditioning equipment (other than Landlord's chilled water system equipment) is the obligation of the Tenant. Any replacements or additions to the air conditioning equipment shall be limited to the chilled water system and shall not be unreasonably withheld.

	LANDLORD (LESSOR)	TENANT (LESSEE)

INITIAL HERE

INITIAL HERE

SCHEDULE A

RULES AND REGULATIONS

1. No animals, birds, bicycles or vehicles shall be brought into or kept in the premises. The premises shall not be used for manufacturing or commercial repairing or for sale or display or merchandise or as a lodging place, or for any immoral or illegal purpose, nor shall the premises be used for a public stenographer or typist; barber or beauty shop; telephone, secretarial or messenger service; employment, travel or tourist agency; school or classroom; commercial document reproduction; or for any business other than specifically provided for in the tenant's lease. Tenant shall not cause or permit in the premises an disturbing noises which may interfere with occupants of this or neighboring building, any cooking or objectionable odors, or any nuisance of any kind, or any inflammable or explosive fluid, chemical or substance. Canvassing, soliciting and peddling in the building are prohibited, and each tenant shall cooperate so as to prevent the same.

2. The toilet rooms and other water apparatus shall not be used for any purposes other than those, for which they were constructed, and no sweepings, rags, ink, chemicals or other unsuitable substances shall be thrown therein. Tenant shall not throw anything out of doors, windows or skylights or into hallways, stairways or elevators, nor place food or objects on outside windowsills. Tenant shall not obstruct or cover the halls, stairways and elevators, or use them for any purpose other than ingress and egress to or from tenant's premises, nor shall skylights, windows, doors and transoms that reflect or admit light into the building be covered or obstructed n any way.

3. Tenant shall not place a load upon any floor of the premises in excess of the load per square foot, which such floor was designed to carry and which is allowed by law. Landlord reserves the right to prescribe the weight and position of all safes in the premises. Business machines and mechanical equipment shall be placed and maintained by tenant, at tenant's expense, only with Landlord's consent and in settings approved by Landlord to control weight, vibration, noise and annoyance. Smoking or carrying lighted cigars, pipes or cigarettes in the elevators of the building is prohibited. If the premises are on the ground floor of the building the tenant thereof at its expense shall keep the sidewalks and curb in front of the premises clean and free from ice, snow, dirt and rubbish.

4. Tenant shall not move any heavy or bulky materials into or out of the building without Landlord's prior written consent, and then only during such hours and in such manner as landlord shall approve. If any material or equipment requires special handling, tenant shall employ only persons holding a Master Rigger's License to do such work, and all such work shall comply with all legal requirements. landlord reserves the right to inspect all freight to be brought into the building, and to exclude any freight which violates any rule, regulation or other provision of this lease.

5. No sign, advertisement, notice or thing shall be inscribed, painted or affixed on any part of the building, without the prior written consent of Landlord. Landlord may remove anything installed in violation of this provision, and Tenant shall pay the cost of such removal. Interior signs on doors and directories shall be inscribed or affixed by Landlord at Tenant's expense. Landlord shall control the color, size, style and location of all signs, advertisement and notices. No advertising of any kind by Tenant shall refer to the building, unless first approved in writing by Landlord.

6. No article shall be fastened to, or holes drilled or nails or screws driven into, the ceilings, walls, doors or other portions of the premises, nor shall any part of the premises be painted, papered or otherwise covered, or in any way marked or broken, without the prior written consent of Landlord.

7. No existing locks shall be changed, nor shall any additional locks or bolts of any kind be placed upon any door or window by Tenant, without the prior written consent of Landlord. At the termination of this lease, Tenant shall deliver to Landlord all keys for any portion of the premises or building. Before leaving the premises at any time, Tenant shall close all windows and close and lock all doors.

8. No Tenant shall purchase or obtain for use in the premises any spring water, ice, towels, food, bootblacking, barbering, or other such services furnished by any company or person not approved by Landlord. Any necessary exterminating work in the premises shall be done at Tenant's expenses, at such times, in such manner and by such company as Landlord shall require. Landlord reserves the right to exclude from the building, from 6:00 p.m. to 8:00 a.m., and at all hours on Sunday and legal holidays, all persons who do not present a pass to the building signed by Landlord. Landlord will furnish passes to all persons reasonably designed by Tenant. Tenant shall be responsible for the acts of all persons to whom passes are issued at Tenant's request.

9. Whenever Tenant shall submit to Landlord any plan, agreement or other document for Landlord's consent or approval, Tenant agrees to pay Landlord as additional rent, on demand, and administrative fee equal to the sum of the reasonable fees of any architect, engineer or attorney employed by Landlord review said plan, agreement or document and Landlord's administrative costs for same.

10. The use in the demised premises of auxiliary heating devices, such as portable electric heaters, heat lamps or other devices whose principal function at the time of operation is to produce space heating, is prohibited.

In case of any conflict or inconsistency between any provisions of this lease and any of the rules and regulations as originally or as hereafter adopted, the provisions of this lease shall control.

Exhibit 11.1

SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

June 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Tradings.net, Inc.
Form 1-A Regulation A Offering Statement

Ladies and Gentlemen:

We refer to the above-captioned Regulation A Offering Statement on Form 1-A (the "Offering Statement") under the Securities Act of 1933, as amended (the "Act"), filed by Tradings.net, Inc., a Nevada corporation (the "Company"), with the Securities and Exchange Commission, pursuant to which an aggregate of 12,000,000 shares of common stock will be offered for sale by the Company.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that the securities being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the Offering Statement, legally and validly issued, fully paid and non-assessable.

This opinion is given based on the laws of the State of Nevada, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as Exhibit 10.1 to the Offering Statement and to the reference to our firm under "Legal Matters" in the related Offering Circular. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Sichenzia Ross Friedman Ference LLP

Sichenzia Ross Friedman Ference LLP

SRFF

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com